SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: August 12, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐           Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐           No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
Enclosed:
Q2-2011 Financial Statement
Q2-2011 MD&A
CEO Certification
CFO Certification

SECOND QUARTER REPORT
JUNE 30, 2011

ITEM 1. Financial Statements

Unaudited Consolidated Balance Sheets as at June 30, 2011 and December 31, 2010

Unaudited Interim Consolidated Statements of Operations for the Three and Six Month Periods ended June 30, 2011 and 2010

Unaudited Interim Consolidated Statement of Equity for the Six Month Period ended June 30, 2011

Unaudited Interim Consolidated Statements of Cash Flows for the Three and Six Month Periods ended June 30, 2011 and 2010

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

2

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)
(Unaudited)

	June 30,	December 31,
	2011	2010

ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$1,575,079	$1,264,031
Short-term investments (Note 5)	15,003	98,373
Accounts receivable	100,267	65,741
Inventories (Note 6)	70,354	40,564
Prepaid expenses	42,973	23,338

TOTAL CURRENT ASSETS	1,803,676	1,492,047

LONG-TERM INVESTMENTS (Note 7)	191,903	151,191
OTHER LONG-TERM INVESTMENTS (Note 8)	306,121	191,816
PROPERTY, PLANT AND EQUIPMENT (Note 9)	2,622,091	1,332,648
DEFERRED INCOME TAXES	30,324	16,889
OTHER ASSETS	42,261	33,883

TOTAL ASSETS	$4,996,376	$3,218,474

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$393,274	$260,528
Amounts due under credit facilities (Note 10)	16,316	14,615
Interest payable on long-term debt (Note 11)	4,285	6,312
Rights offering derivative liability (Note 12 (c))	—	766,238

TOTAL CURRENT LIABILITIES	413,875	1,047,693

CONVERTIBLE CREDIT FACILITY (Note 11)	214,670	248,284
AMOUNTS DUE UNDER CREDIT FACILITIES (Note 10)	41,520	40,080
PAYABLE TO RELATED PARTY	31,724	14,013
DEFERRED INCOME TAXES	10,985	11,123
ASSET RETIREMENT OBLIGATIONS	43,296	40,838

TOTAL LIABILITIES	756,070	1,402,031

CONTINGENCIES (Note 19)

EQUITY

SHARE CAPITAL (Note 12)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
710,279,903 (2010 - 568,560,669) common shares	6,261,950	3,378,921
SHARE PURCHASE WARRANTS (Note 12 (b))	—	11,832
ADDITIONAL PAID-IN CAPITAL	1,357,839	1,303,581
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 13)	23,923	33,075
DEFICIT	(3,405,472)	(2,913,576)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	4,238,240	1,813,833

NONCONTROLLING INTERESTS (Note 14)	2,066	2,610

TOTAL EQUITY	4,240,306	1,816,443

TOTAL LIABILITIES AND EQUITY	$4,996,376	$3,218,474

APPROVED BY THE BOARD:

/s/ D. Korbin D. Korbin, Director	/s/ L. Mahler L. Mahler, Director
The accompanying notes are an integral part of these consolidated financial statements.

3

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

REVENUE	$47,336	$17,668	$67,494	$31,585
COST OF SALES
Production and delivery	(31,416)	(10,901)	(43,574)	(22,098)
Depreciation and depletion	(7,731)	(2,304)	(10,530)	(4,827)
Write-down of carrying value of inventory	(10,557)	—	(15,875)	(6,535)

COST OF SALES	(49,704)	(13,205)	(69,979)	(33,460)

EXPENSES
Exploration (Note 2 and 12 (a))	(68,579)	(39,483)	(114,802)	(110,906)
General and administrative (Note 12 (a))	(19,483)	(14,730)	(44,761)	(23,047)
Depreciation	(703)	(354)	(1,215)	(1,270)
Accretion of asset retirement obligations	(172)	(48)	(334)	(91)

TOTAL EXPENSES	(138,641)	(67,820)	(231,091)	(168,774)

OPERATING LOSS	(91,305)	(50,152)	(163,597)	(137,189)

OTHER INCOME (EXPENSES)
Interest income	4,913	2,538	10,051	7,167
Interest expense	(3,336)	(8,278)	(7,683)	(21,677)
Accretion of convertible credit facilities (Note 11)	(14)	(4,535)	(28)	(8,662)
Foreign exchange gains (losses)	2,254	(4,859)	5,403	(3,189)
Unrealized gains (losses) on long-term investments (Note 7 (d))	3,453	(4,509)	(309)	(5,212)
Unrealized gains on other long-term investments	1,007	789	1,395	1,509
Realized gain on redemption of other long-term investments (Note 8 (a))	65	26	98	87
Change in fair value of derivative (Note 12 (c))	—	—	(432,536)	—
Change in fair value of embedded derivatives (Note 11)	70,422	72,233	33,641	70,861
Loss on conversion of convertible credit facility (Note 11)	—	—	—	(154,316)
Write-down of carrying value of long-term investments	—	(161)	—	(417)
Gain on sale of long-term investment (Note 7 (e))	—	—	10,628	—

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(12,541)	3,092	(542,937)	(251,038)
(Provision) recovery of income taxes	(4,283)	(1,308)	8,615	2,174
Share of income (loss) of significantly influenced investees (Note 7)	44,844	(13,151)	41,130	(23,210)

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	28,020	(11,367)	(493,192)	(272,074)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	—	—	—	6,585

NET INCOME (LOSS)	28,020	(11,367)	(493,192)	(265,489)
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 14)	(27,416)	(18,664)	1,296	41,593

NET INCOME (LOSS) ATTRIBUTABLE TO IVANHOE MINES LTD.	$604	$(30,031)	$(491,896)	$(223,896)

BASIC EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM CONTINUING OPERATIONS	$—	$(0.06)	$(0.77)	$(0.50)
DISCONTINUED OPERATIONS	—	—	—	0.01

	$—	$(0.06)	$(0.77)	$(0.49)

DILUTED EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM CONTINUING OPERATIONS	$—	$(0.06)	$(0.77)	$(0.50)
DISCONTINUED OPERATIONS	—	—	—	0.01

	$—	$(0.06)	$(0.77)	$(0.49)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 1 (f))
BASIC	660,414	466,451	640,588	459,107
DILUTED	700,650	466,451	640,588	459,107

The accompanying notes are an integral part of these consolidated financial statements.

4

IVANHOE MINES LTD.
Consolidated Statements of Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

					Accumulated
	Share Capital			Additional	Other
	Number		Share Purchase	Paid-In	Comprehensive		Noncontrolling
	of Shares	Amount	Warrants	Capital	Income	Deficit	Interests	Total

Balances, December 31, 2010	568,560,669	$3,378,921	$11,832	$1,303,581	$33,075	$(2,913,576)	$2,610	$1,816,443
Net loss	—	—	—	—	—	(491,896)	(1,296)	(493,192)
Other comprehensive income (Note 13)	—	—	—	—	(9,152)	—	5,731	(3,421)

Comprehensive loss								(496,613)

Shares issued for:
Exercise of stock options	1,712,740	23,979	—	(9,855)	—	—	—	14,124
Rights Offering (Note 12 (c)), net of issue costs of $27,311	84,867,671	2,346,277	—	5,711	—	—	—	2,351,988
Exercise of share purchase warrants (Note 12 (b)), net of issue costs of $1,065	55,122,253	512,347	(11,832)	—	—	—	—	500,515
Bonus shares	4,527	120	—	4,090	—	—	—	4,210
Share purchase plan	12,043	306	—	—	—	—	—	306
Other increase in noncontrolling interests (Note 14)	—	—	—	—	—	—	(4,979)	(4,979)
Dilution losses	—	—	—	(4,555)	—	—	—	(4,555)
Stock-based compensation	—	—	—	58,867	—	—	—	58,867

Balances, June 30, 2011	710,279,903	$6,261,950	$—	$1,357,839	$23,923	$(3,405,472)	$2,066	$4,240,306

The accompanying notes are an integral part of these consolidated financial statements.

5

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010

OPERATING ACTIVITIES
Cash used in operating activities (Note 15)	$(119,356)	$(39,052)	$(186,045)	$(99,135)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	6,442	—	6,442
Purchase of short-term investments	—	—	(20,657)	—
Purchase of long-term investments	—	(7,322)	(8,537)	(13,025)
Purchase of other long-term investments	(100,000)	(50,000)	(145,000)	(80,000)
Proceeds from redemption of short-term investments	23,148	—	103,991	15,000
Proceeds from sale of long-term investments	—	—	14,000	1,800
Proceeds from redemption of other long-term investments	121	42	30,181	144
Expenditures on property, plant and equipment	(601,565)	(168,407)	(1,130,269)	(207,855)
Expenditures on (proceeds from) other assets	(1,452)	38	(12,695)	(47)

Cash used in investing activities	(679,748)	(219,207)	(1,168,986)	(277,541)

FINANCING ACTIVITIES
Issue of share capital	512,042	394,599	1,668,160	446,138
Proceeds from (repayment of) credit facilities	(3,061)	(349)	1,547	(431)
Noncontrolling interests’ reduction of investment in subsidiaries	(9,449)	—	(18,233)	—
Noncontrolling interests’ investment in subsidiaries	709	929	4,689	421,141

Cash provided by financing activities	500,241	395,179	1,656,163	866,848

EFFECT OF EXCHANGE RATE CHANGES ON CASH	6,130	(6,090)	9,916	(1,520)

NET CASH (OUTFLOW) INFLOW	(292,733)	130,830	311,048	488,652
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,867,812	1,323,645	1,264,031	965,823

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,575,079	$1,454,475	$1,575,079	$1,454,475

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$521,463	$726,510	$521,463	$726,510
Short-term money market instruments	1,053,616	727,965	1,053,616	727,965

	$1,575,079	$1,454,475	$1,575,079	$1,454,475

Supplementary cash flow information (Note 15)
The accompanying notes are an integral part of these consolidated financial statements.

6

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation
These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2010.
Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2010.
In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at June 30, 2011 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2011, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.
The Company has three operating segments, its development division located in Mongolia, its coal division located in Mongolia, and its exploration division with projects located primarily in Australia and Mongolia.
References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.
(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.

(c)	Comparative figures

In February 2011, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation bases at a subscription price less than the fair value of a common share of the Company (Note 12 (c)). In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for earnings per share, basic and diluted loss per share for all periods prior to the rights offering have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the three and six months ended June 30, 2010 has been multiplied by a factor of 1.06.

7

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Accounting changes
•
In January 2010, the ASC guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques to be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

•
In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance requiring a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

(e)	Recent Accounting Pronouncements
•
In May 2011, the ASC guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a material impact on its financial position or results of operations.

8

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(e)	Recent Accounting Pronouncements (continued)
•
In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company is in the process of assessing which presentation choice it will adopt.

(f)	Earnings (loss) per share

The following table reconciles the numerators and the denominators of the basic and diluted earnings (loss) per share computations for net income from continuing operations:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Net income (loss) attributable to Ivanhoe Mines Ltd. from continuing operations	$604	$(30,031)	$(497,896)	$(230,481)
Effect of dilutive securities
None	—	—	—	—

Adjusted net income (loss) attributable to Ivanhoe Mines Ltd. From continuing operations	$604	$(30,031)	$(497,896)	$(230,481)

Basic weighted average number of shares outstanding	660,414	466,451	640,588	459,107
Effect of dilutive securities
Share purchase warrants	31,586	—	—	—
Stock options	8,473	—	—	—
Bonus shares	177	—	—	—

	700,650	466,451	640,588	459,107

9

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(f)	Earnings (loss) per share (continued)

The following table lists securities that could potentially dilute basic earnings (loss) per share in the future that were not included in the computation of diluted earnings (loss) per share because to do so would have been antidilutive for the periods presented:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Convertible credit facility	—	39,774	—	39,774
Share purchase warrants	—	82,467	—	82,467
Stock options	2,460	20,943	19,996	20,943
Bonus shares	—	—	623	—

	2,460	143,184	20,619	143,184

2.	EXPLORATION EXPENSES
Generally, exploration costs are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.
Summary of exploration expenditures by location:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Mongolia
Oyu Tolgoi (1)	$6,009	$7,887	$11,097	$60,010
Coal Division	14,136	14,307	22,620	20,871
Other Mongolia Exploration	2,617	982	2,495	1,534

	22,762	23,176	36,212	82,415
Australia	43,021	14,868	73,384	25,686
Indonesia	1,389	732	2,497	1,279
Other	1,407	707	2,709	1,526

	68,579	39,483	114,802	110,906

(1)
Until March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project in Mongolia. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement were satisfied. During the six months ended June 30, 2011, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $1,179.5 million, which included development costs.

10

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
In 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project has disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. Ivanhoe Mines is committed to collecting this amount in full and has included the $22.1 million in accounts receivable as at June 30, 2011. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration (ICC). In January 2011, the ICC determined that the location of arbitration is Sydney, Australia and that the matter will be submitted to a sole arbitrator. The arbitration hearing is scheduled to occur in December 2011.
To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale.
4.	CASH AND CASH EQUIVALENTS
Cash and cash equivalents at June 30, 2011 included SouthGobi Resources Ltd.’s (Canada) (57.3% owned) (“SouthGobi”) balance of $282.7 million (December 31, 2010 — $492.0 million) and Ivanhoe Australia Limited’s (Australia) (62.0% owned) (“Ivanhoe Australia”) balance of $94.5 million (December 31, 2010 — $59.3 million), which were not available for Ivanhoe Mines’ general corporate purposes.
5.	SHORT-TERM INVESTMENTS
Short-term investments at June 30, 2011 included SouthGobi’s balance of $15.0 million (December 31, 2010 — $17.5 million) and Ivanhoe Australia’s balance of $nil (December 31, 2010 — $80.8 million), which were not available for Ivanhoe Mines’ general corporate purposes.
6.	INVENTORIES

	June 30,	December 31,
	2011	2010

Stockpiles	$12,477	$3,637
Materials and supplies	57,877	36,927

	$70,354	$40,564

11

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
7.	LONG-TERM INVESTMENTS

	June 30,	December 31,
	2011	2010

Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$—	$—
Exco Resources N.L. (b)	68,922	16,991
Available-for-sale equity securities (c)	95,893	103,431
Held-for-trading equity securities (d)	9,926	10,235
Other equity securities, cost method (e)	17,162	20,534

	$191,903	$151,191

(a)	The Company holds a 50.0% interest in Altynalmas Gold Ltd. (“Altynalmas”), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	June 30,	December 31,
	2011	2010

Amount due from Altynalmas	$110,336	$100,545
Share of equity method losses in excess of common share investment	(110,336)	(100,545)

Net investment in Altynalmas	$—	$—

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-Bank Offered Rate plus 3.0% and are due on demand.
During the six month period ended June 30, 2011, Ivanhoe Mines recorded a $9.8 million equity method loss (2010 — $22.6 million loss) on this investment.
(b)	During the six month period ended June 30, 2011, Ivanhoe Mines recorded a $50.9 million equity method gain (2010 — $0.6 million loss) on its investment in Exco Resources N.L. (“Exco”).

At June 30, 2011, the market value of Ivanhoe Mines’ 22.8% investment in Exco was $54.8 million (Aud$51.1 million).

12

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
7.	LONG-TERM INVESTMENTS (Continued)
(c)	Available-for-sale equity securities

	June 30, 2011				December 31, 2010
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain (Loss)	Value	Interest	Basis	Gain (Loss)	Value

Entrée Gold Inc.	12.0%	$19,957	$7,401	$27,358	12.1%	$19,957	$27,746	$47,703
Aspire Mining Limited (i)	19.8%	20,741	44,498	65,239	19.8%	20,280	31,727	52,007
Emmerson Resources Limited	10.0%	3,323	(414)	2,909	10.0%	3,636	(304)	3,332
Intec Ltd.	1.9%	36	39	75	1.9%	36	91	127
Other	—	60	252	312	—	60	202	262

		$44,117	$51,776	$95,893		$43,969	$59,462	$103,431

(i)	During the three month period ended March 31, 2011, Ivanhoe Mines acquired 798,139 common shares of Aspire Mining Limited at a cost of $461,000.
(d)	Held-for-trading equity securities

As at June 30, 2011, the market value of Ivanhoe Mines 1.5% investment in Kangaroo Resources Limited was $9.9 million, resulting in an unrealized loss of $0.3 million during the six month period ended June 30, 2011.

(e)	Other equity securities, cost method

	June 30, 2011		December 31, 2010
	Equity	Cost	Equity	Cost
	Interest	Basis	Interest	Basis

Ivanplats Limited (i)	8.8%	$16,119	7.9%	$19,491
GoviEx Gold Inc.	2.0%	1,043	1.5%	1,043

		$17,162		$20,534

(i)
In January 2011, Ivanhoe Mines sold 1.4 million shares of Ivanplats Limited (formerly Ivanhoe Nickel and Platinum Ltd.) (“Ivanplats”), a private company, for $14.0 million. This transaction resulted in a gain on sale of $10.6 million.

In March 2011, Ivanhoe Mines converted the remaining Ivanplats special warrants into 2.5 million common shares of Ivanplats for no additional proceeds.

13

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	OTHER LONG-TERM INVESTMENTS

	June 30,	December 31,
	2011	2010

Long-Term Notes (a)	$32,121	$29,763
Government of Mongolia Treasury Bill (b)	84,264	80,394
Government of Mongolia Prepayments (b)	129,705	36,486
Money Market investments (c)	60,031	45,173

	$306,121	$191,816

(a)	Long-Term Notes

As at June 30, 2011, the Company held $65.6 million (December 31, 2010 — $65.0 million) principal amount of Long-Term Notes (received in 2009 upon completion of the Asset-Backed Commercial Paper restructuring) which was recorded at a fair value of $32.1 million. The increase from December 2010 in principal of $0.6 million was due to the strengthening of the Canadian dollar ($1.9 million), offset by principal redemptions ($1.3 million). The Company has designated the Long-Term Notes as held-for-trading. Accordingly, the Long-Term Notes are recorded at fair value with unrealized holding gains and losses included in earnings.

There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

The Company is aware of a limited number of trades in the Long-Term Notes that occurred prior to June 30, 2011, but does not consider them to be of sufficient volume or value to constitute an active market. Accordingly, the Company has not used these trades to determine the fair value of its notes.

The Company has used a discounted cash flow approach to value the Long-Term Notes at June 30, 2011 incorporating the following assumptions:

Bankers Acceptance Rate:	1.12%
Discount Rates:	9% to 25%
Maturity Dates:	5.5 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%

14

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	OTHER LONG-TERM INVESTMENTS (Continued)
(a)	Long-Term Notes (continued)

Based on the discounted cash flow model as at June 30, 2011, the fair value of the Long-Term Notes was estimated at $32.1 million. As a result of this valuation, the Company recorded an unrealized trading gain of $1.6 million for the six month period ended June 30, 2011.

Continuing uncertainties regarding the value of the assets that underlie the Long-Term Notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the Long-Term Notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $1.5 million.

(b)	Government of Mongolia Treasury Bill and Tax Prepayments

On October 6, 2009, Ivanhoe Mines agreed to purchase three Treasury Bills (“T-Bills”) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250.0 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115.0 million, was purchased by Ivanhoe Mines on October 20, 2009 for $100.0 million and will mature on October 20, 2014.

However, on March 31, 2010 Ivanhoe Mines agreed to an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining two T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115.0 million respectively, Ivanhoe Mines agreed to make two tax prepayments. Tax prepayments of $50.0 million and $100.0 million were made on April 7, 2010 and June 7, 2011 respectively.

The after tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government must repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

The Company has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and the Company’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

15

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	OTHER LONG-TERM INVESTMENTS (Continued)
(b)	Government of Mongolia Treasury Bill and Tax Prepayments (continued)

The Company has used a discounted cash flow approach to value the T-Bill and tax prepayments at June 30, 2011 incorporating the following weighted average assumptions:

	T-Bill	Tax Prepayments
Purchased Amount	$100,000,000	$150,000,000
Discount Rate	9.9%	9.9%
Term	3.3 years	2.0 years
Based on the discounted cash flow models as at June 30, 2011, the fair values of the T-Bill and tax prepayments were estimated at $84.3 million and $129.7 million respectively. As a result of these valuations, Ivanhoe Mines recorded an unrealized gain of $2.4 million on the T-Bill and an unrealized loss of $7.3 million on the tax prepayments in accumulated other comprehensive income for the six month period ended June 30, 2011.
(c)	Money Market Investments

As at June 30, 2011, Ivanhoe Mines held $60.0 million of money market investments with remaining maturities in excess of one year.
9.	PROPERTY, PLANT AND EQUIPMENT

	June 30,			December 31,
	2011			2010
		Accumulated			Accumulated
		Depletion and			Depletion and
		Depreciation,			Depreciation,
		Including	Net Book		Including	Net Book
	Cost	Write-downs	Value	Cost	Write-downs	Value
Mining plant and equipment
Ovoot Tolgoi, Mongolia	$11,082	$(2,029)	$9,053	$10,647	$(1,428)	$9,219

Other mineral property interests
Oyu Tolgoi, Mongolia	$48,120	$(6,402)	$41,718	$48,120	$(6,316)	$41,804
Ovoot Tolgoi, Mongolia	36,786	(1,169)	35,617	26,831	(766)	26,065
Australia	25,885	(126)	25,759	25,470	(126)	25,344
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$112,043	$(8,941)	$103,102	$101,673	$(8,452)	$93,221

Other capital assets
Oyu Tolgoi, Mongolia	$33,201	$(16,168)	$17,033	$24,203	$(14,471)	$9,732
Ovoot Tolgoi, Mongolia	303,074	(36,431)	266,643	228,241	(24,154)	204,087
Australia	53,320	(3,544)	49,776	46,785	(2,723)	44,062
Other exploration projects	4,304	(3,138)	1,166	3,351	(2,573)	778

	$393,899	$(59,281)	$334,618	$302,580	$(43,921)	$258,659

Capital works in progress
Oyu Tolgoi, Mongolia	$2,124,090	$—	$2,124,090	$953,581	$—	$953,581
Ovoot Tolgoi, Mongolia	49,746	—	49,746	16,364	—	16,364
Australia	1,482	—	1,482	1,604	—	1,604

	$2,175,318	$—	$2,175,318	$971,549	$—	$971,549

	$2,692,342	$(70,251)	$2,622,091	$1,386,449	$(53,801)	$1,332,648

16

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	AMOUNTS DUE UNDER CREDIT FACILITIES

	June 30,	December 31,
	2011	2010
Current
Non-revolving bank loans (a)	$14,650	$14,615
Revolving line of credit facility (b)	1,666	—

	$16,316	$14,615

Non-Current
Two-year extendible loan facility (c)	$41,520	$40,080

(a)	In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain securities and other investments.

(b)	In January 2011, Ivanhoe Mines obtained a one year revolving line of credit facility, which is secured against certain equipment in Mongolia.

(c)
In April 2009, Ivanhoe Mines obtained a non-revolving, two-year extendible loan facility. Upon the loan facility’s original maturity in October 2010, Ivanhoe Mines elected to utilize the first one-year extension. The loan facility is secured against certain securities and other investments.

11.	CONVERTIBLE CREDIT FACILITY

	June 30,	December 31,
	2011	2010

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	96	69
Reduction of carrying amount upon partial conversion	(93,370)	(93,370)

Carrying amount of debt host contract	93,434	93,407

Embedded derivative liability	121,236	154,877

Convertible credit facility	214,670	248,284

Accrued interest	4,285	6,312

Transaction costs allocated to deferred charges	(2,799)	(2,800)

Net carrying amount of convertible debenture	$216,156	$251,796

17

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	CONVERTIBLE CREDIT FACILITY (Continued)

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly-owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture is secured, bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. The financing primarily will support an accelerated investment program in Mongolia and up to $120.0 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88). Also on March 29, 2010, SouthGobi settled the $1.4 million accrued interest payable in shares on the $250.0 million converted by issuing 0.1 million shares at the 50-day VWAP conversion price of $15.97 (Cdn$16.29). On April 1, 2010, SouthGobi settled the outstanding accrued interest payable in cash on the $250.0 million converted with a cash payment of $5.7 million.

As at March 29, 2010, the fair value of the embedded derivative liability associated with the $250.0 million converted was $102.8 million, a decrease of $9.4 million compared to its fair value at December 31, 2009. The $347.6 million fair value of the SouthGobi shares issued upon conversion exceeded the $193.3 million aggregate carrying value of the debt host contract, embedded derivative liability and deferred charges. The difference of $154.3 million was recorded as a loss on conversion of the convertible debenture.

As at June 30, 2011, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $121.2 million.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

18

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	CONVERTIBLE CREDIT FACILITY (Continued)
Assumptions used in the Monte Carlo valuation model are as follows:

	June 30,	December 31,
	2011	2010

Floor conversion price	Cdn$8.88	Cdn$8.88
Ceiling conversion price	Cdn$11.88	Cdn$11.88
Expected volatility	72%	73%
Risk-free rate of return	3.49%	3.48%
Spot Cdn$ exchange rate	1.04	1.01
Forward Cdn$ exchange rate curve	1.00 - 1.13	0.97 - 1.14
During the three and six months ended June 30, 2011, Ivanhoe Mines capitalized $2.1 million and $3.3 million, respectively, of interest expense incurred on the convertible credit facility.
12.	SHARE CAPITAL
(a)	Equity Incentive Plan

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Exploration (i)	$9,303	$5,466	$18,625	$12,254
General and administrative	8,214	2,537	22,311	4,777

	$17,517	$8,003	$40,936	$17,031

(i)
During the six months ended June 30, 2011, stock-based compensation of $22.0 million (2010 - $1.6 million), relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment (Note 2).

19

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)

Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Ivanhoe Mines Ltd. (i)	$10,295	$3,543	$26,939	$7,649
SouthGobi Resources Ltd.	3,205	2,344	6,292	4,693
Ivanhoe Australia Ltd.	4,017	2,116	7,705	4,689

	$17,517	$8,003	$40,936	$17,031

(i)
During the six months ended June 30, 2011, 1,793,805 options were exercised, 148,253 options were cancelled and 5,225,923 options were granted. These granted options have a weighted average exercise price of Cdn$18.83, lives of seven years, and vest over periods ranging from grant date to four years. The weighted average grant-date fair value of stock options granted during the six months ended June 30, 2011 was Cdn$17.30. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on a weighted average expected life of 3.0 years, risk-free interest rate of 2.09%, expected volatility of 66%, and dividend yield of nil%.

During the six months ended June 30, 2011, stock-based compensation of $22.0 million (2010 — $1.6 million), relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment (Note 2).

(b)	Rio Tinto Placements

In 2006, the Company and Rio Tinto formed a strategic partnership and entered into a private placement agreement whereby Rio Tinto would invest in Ivanhoe Mines. Since 2006 the parties have entered into a series of agreements pursuant to which Rio Tinto has provided equity and debt financing to Ivanhoe Mines. As a result of these transactions, Rio Tinto holds a significant investment interest in Ivanhoe Mines. These transactions are set out below:

20

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placements (Continued)

(Stated in thousands of U.S. dollars, except for share amounts)

		Number of	Proceeds/
		Shares	Transaction
Nature of Investment by Rio Tinto	Period	Acquired (1)	Value
Private Placement — Tranche 1	2006	37,089,883	$303,395
Anti Dilution Shares	2008	243,772	612
Private Placement — Tranche 2	2009	46,304,473	388,031
March 2010 Private Placement	2010	15,000,000	240,916
Exercise of Series A Warrants	2010	46,026,522	393,066
Conversion of Convertible Credity Facility	2010	40,083,206	400,832
Exercise of Anti Dilution Warrants	2010	720,203	2,229
Partial exercise of Series B Warrants	2010	33,783,784	300,000

Balance at December 31, 2010		219,251,843	$2,029,081
Rights Offering	February 2011	34,387,776	477,302
Exercise of remaining Series B Warrants (2)	June 2011	14,070,182	119,737
Exercise of Anti Dilution Warrants (2)	June 2011	827,706	2,527
Exercise of Series C Warrants (2)	June 2011	40,224,365	379,316

Balance at June 30, 2011		308,761,872	$3,007,963

(1)	Shares acquired excludes other purchases made by Rio Tinto from third parties.

(2)
In June 2011, Ivanhoe Mines received $501.6 million from Rio Tinto following Rio Tinto’s decision to exercise all remaining share-purchase warrants that it holds in Ivanhoe Mines. Rio Tinto exercised all the remaining Series B and Series C warrants that it was granted as part of the 2006 and 2007 financing agreements associated with Rio Tinto’s original investment in Ivanhoe Mines. Rio Tinto previously had committed to convert all the warrants to shares by January 2012. The additional shares increased Rio Tinto’s ownership stake in Ivanhoe Mines from 42.0% to 46.5%.

As at June 30, 2011, Rio Tinto’s equity ownership in the Company was 46.5% (December 31, 2010 — 40.3%).
(c)	Rights Offering

In December 2010, the Company filed a final short form prospectus for a rights offering open to all shareholders on a dilution-free, equal participation basis. In accordance with the terms of the rights offering, each shareholder of record as at December 31, 2010 received one right for each common share held. Every 100 rights held entitled the holder thereof to purchase 15 common shares of the Company at $13.88 per share or Cdn$13.93 per share, at the election of the holder. The rights traded on the TSX, NYSE and NASDAQ and expired on January 26, 2011.

21

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	SHARE CAPITAL (Continued)
(c)	Rights Offering (continued)

Upon the closing of the rights offering, the Company issued a total of 84,867,671 common shares for gross proceeds of $1.18 billion. Expenses and fees relating to the rights offering totalled approximately $27.3 million.

Under the terms of the rights offering, the monetary amount to be received by the Company upon the exercise of rights was not fixed. Each holder of rights could elect either the $13.88 or Cdn$13.93 subscription price. Furthermore, the Cdn$13.93 subscription price is not denominated in the Company’s U.S. dollar functional currency. Therefore, the pro rata distribution of rights to the Company’s shareholders was accounted for as a derivative financial liability measured at fair value.

On December 23, 2010, rights to be issued under the rights offering began trading on a “when issued” basis. On this date, the Company recognized a derivative financial liability of $901.9 million associated with the Company’s legal obligation to carry out the rights offering. Deficit was adjusted by a corresponding amount. Each reporting period the derivative financial liability was remeasured at fair value with changes being recognized in earnings. During the three month period ended March 31, 2011, Ivanhoe Mines recognized a derivative loss of $432.5 million.

During the three months ended March 31, 2011, the derivative financial liability was settled as rights were exercised or expired unexercised. A total of $1.19 billion was reclassified from the derivative financial liability to share capital, representing the fair value of rights exercised. At expiry, a total of $5.7 million was reclassified from derivative financial liability to additional paid-in capital, representing the fair value of rights which expired unexercised.

The fair value of the derivative financial liability was determined by reference to published market quotations for the rights.

22

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Accumulated OCI at beginning of period:
Long-term investments, net of tax of $12,682, $1,653, $6,224, $1,896	$99,789	$21,905	$53,239	$17,763
Other long-term investments, net of tax of $nil, $nil, $nil, $nil	(35,360)	(26,363)	(37,180)	(27,448)
Currency translation adjustment, net of tax of $nil, $nil, $nil, $nil	24,533	(5,305)	23,039	(6,015)
Noncontrolling interests	(28,705)	1,880	(6,023)	1,122

	$60,257	$(7,883)	$33,075	$(14,578)

Other comprehensive income (loss) for the period:
Changes in fair value of long-term investments	$(61,149)	$(16,335)	$(8,141)	$(12,439)
Changes in fair value of other long-term investments	(6,738)	(14,327)	(4,918)	(13,242)
Currency translation adjustments	7,454	(2,893)	8,948	(2,183)
Noncontrolling interests	16,951	13,657	(5,731)	14,415
Less: reclassification adjustments for gains/losses recorded in earnings:
Investments:
Other than temporary impairment charges	—	—	—	3

Other comprehensive income, before tax	(43,482)	(19,898)	(9,842)	(13,446)
Income tax expense related to OCI	7,148	1,653	690	1,896

Other comprehensive income, net of tax	$(36,334)	$(18,245)	$(9,152)	$(11,550)

Accumulated OCI at end of period:
Long-term investments, net of tax of $5,534, $nil, $5,534, $nil	$45,788	$7,223	$45,788	$7,223
Other long-term investments, net of tax of $nil, $nil, $nil, $nil	(42,098)	(40,690)	(42,098)	(40,690)
Currency translation adjustment, net of tax of $nil, $nil, $nil, $nil	31,987	(8,198)	31,987	(8,198)
Noncontrolling interests	(11,754)	15,537	(11,754)	15,537

	$23,923	$(26,128)	$23,923	$(26,128)

23

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	NONCONTROLLING INTERESTS
At June 30, 2011 there were noncontrolling interests in SouthGobi, Ivanhoe Australia and Oyu Tolgoi LLC:

	Noncontrolling Interests
		Ivanhoe
	SouthGobi	Australia	Oyu Tolgoi	Total

Balance, December 31, 2010	$286,919	$69,092	$(353,401)	$2,610

Noncontrolling interests’ share of loss	8,292	(4,556)	(5,032)	(1,296)
Noncontrolling interests’ share of other comprehensive income	4,772	2,631	(1,672)	5,731
Changes in noncontrolling interests arising from changes in ownership interests	(5,066)	87	—	(4,979)

Balance, June 30, 2011	$294,917	$67,254	$(360,105)	$2,066

15.	CASH FLOW INFORMATION
(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Net income (loss)	$28,020	$(11,367)	$(493,192)	$(265,489)
Income from discontinued operations	—	—	—	(6,585)
Items not involving use of cash
Stock-based compensation	16,354	8,003	38,622	17,031
Accretion expense	186	4,583	362	8,753
General and administrative expenses	—	3,421	—	3,421
Depreciation	8,434	2,658	11,745	6,097
Accrued interest income	(3,078)	(1,529)	(6,105)	(5,120)
Interest expense	(2,182)	2,981	742	7,741
Unrealized (gains) losses on long-term investments	(3,453)	4,508	309	5,211
Unrealized gains on other long-term investments	(1,007)	(789)	(1,395)	(1,509)
Realized gain on redemption of other long-term investments	(65)	(26)	(98)	(87)
Change in fair value of derivative	—	—	432,536	—
Change in fair value of embedded derivatives	(70,422)	(72,233)	(33,641)	(70,861)
Loss on conversion of convertible debenture	—	—	—	154,316
Unrealized foreign exchange (gains) losses	(430)	3,347	(3,505)	(113)
Share of (income) loss of significantly influenced investees	(44,844)	13,151	(41,130)	23,210
Write-down of carrying value of inventory	10,557	—	15,875	6,535
Gain on sale of long-term investments	—	—	(10,628)	—
Write-down of carrying value of long-term investments	—	161	—	417
Deferred income taxes	1,909	850	(12,883)	(2,773)
Bonus shares	1,163	—	2,314	—
Net change in non-cash operating working capital items:
Increase in:
Accounts receivable	(39,936)	(1,720)	(32,187)	(6,337)
Inventories	(12,943)	(14,425)	(45,354)	(14,980)
Prepaid expenses	(15,082)	(704)	(19,451)	(1,698)
Increase (decrease) in:
Accounts payable and accrued liabilities	10,411	28,812	13,046	44,101
Interest payable on long-term debt	(2,948)	(8,734)	(2,027)	(416)

Cash used in operating activities	$(119,356)	$(39,052)	$(186,045)	$(99,135)

24

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	CASH FLOW INFORMATION (Continued)
(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the Consolidated Statements of Cash Flows were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Investing activities:
Acquisition of property, plant and equipment (i)	$—	$—	$—	$(195,357)
Financing activites:
Partial conversion of convertible debenture (Note 11)	—	—	—	(349,079)

	$—	$—	$—	$(544,436)

(i)
In March 2010, the Company and Rio Tinto completed an agreement whereby the Company issued 15.0 million common shares to Rio Tinto for net proceeds of $241.1 million (Cdn$244.7 million) (Note 12 (b)). The Company used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.

25

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES

	Six Months Ended June 30, 2011
	Development	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$67,494	$—	$67,494
COST OF SALES
Production and delivery	—	—	(43,574)	—	(43,574)
Depreciation and depletion	—	—	(10,530)	—	(10,530)
Write-down of carrying value of inventory	—	—	(15,875)	—	(15,875)

COST OF SALES	—	—	(69,979)	—	(69,979)

EXPENSES
Exploration	(11,097)	(81,085)	(22,620)	—	(114,802)
General and administrative	—	—	—	(44,761)	(44,761)
Depreciation	(86)	(907)	(141)	(81)	(1,215)
Accretion of asset retirement obligations	(207)	—	(127)	—	(334)

TOTAL EXPENSES	(11,390)	(81,992)	(92,867)	(44,842)	(231,091)

OPERATING LOSS	(11,390)	(81,992)	(25,373)	(44,842)	(163,597)

OTHER INCOME (EXPENSES)
Interest income	2,196	4,179	782	2,894	10,051
Interest expense	—	—	(6,935)	(748)	(7,683)
Accretion of convertible credit facilities	—	—	(28)	—	(28)
Foreign exchange gains	2,140	9	12	3,242	5,403
Unrealized losses on long-term investments	—	—	(309)	—	(309)
Unrealized (losses) gains on other long-term investments	—	—	(179)	1,574	1,395
Realized gain on redemption of other long-term investments	—	—	—	98	98
Change in fair value of derivative	—	—	—	(432,536)	(432,536)
Change in fair value of embedded derivatives	—	—	33,641	—	33,641
Loss on conversion of convertible credit facility	—	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	—	—
Gain on sale of long-term investment	—	—	—	10,628	10,628

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(7,054)	(77,804)	1,611	(459,690)	(542,937)
(Provision) recovery for income taxes	(5)	(631)	11,333	(2,082)	8,615
Share of income (loss) of significantly influenced investees	—	50,921	—	(9,791)	41,130

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(7,059)	(27,514)	12,944	(471,563)	(493,192)
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	—	—

NET (LOSS) INCOME	(7,059)	(27,514)	12,944	(471,563)	(493,192)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,032	4,556	(8,292)	—	1,296

NET (LOSS) INCOME ATTRIBUTABLE TO IVANHOE MINES LTD.	$(2,027)	$(22,958)	$4,652	$(471,563)	$(491,896)

CAPITAL EXPENDITURES	$1,014,136	$3,934	$112,158	$41	$1,130,269

TOTAL ASSETS	$2,675,550	$295,247	$955,722	$1,069,857	$4,996,376

During the six months ended June 30, 2011, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $28.5 million, $17.3 million and $13.3 million, respectively.

26

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended June 30, 2011
	Development	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$47,336	$—	$47,336
COST OF SALES
Production and delivery	—	—	(31,416)	—	(31,416)
Depreciation and depletion	—	—	(7,731)	—	(7,731)
Write-down of carrying value of inventory	—	—	(10,557)	—	(10,557)

COST OF SALES	—	—	(49,704)	—	(49,704)

EXPENSES
Exploration	(6,009)	(48,434)	(14,136)	—	(68,579)
General and administrative	—	—	—	(19,483)	(19,483)
Depreciation	(43)	(530)	(54)	(76)	(703)
Accretion of asset retirement obligations	(104)	—	(68)	—	(172)

TOTAL EXPENSES	(6,156)	(48,964)	(63,962)	(19,559)	(138,641)

OPERATING LOSS	(6,156)	(48,964)	(16,626)	(19,559)	(91,305)

OTHER INCOME (EXPENSES)
Interest income	1,193	1,930	355	1,435	4,913
Interest expense	—	—	(2,959)	(377)	(3,336)
Accretion of convertible credit facilities	—	—	(14)	—	(14)
Foreign exchange gains (losses)	1,028	(47)	324	949	2,254
Unrealized gains on long-term investments	—	—	3,453	—	3,453
Unrealized gains on other long-term investments	—	—	175	832	1,007
Realized gain on redemption of other long-term investments	—	—	—	65	65
Change in fair value of derivative	—	—	—	—	—
Change in fair value of embedded derivatives	—	—	70,422	—	70,422
Loss on conversion of convertible credit facility	—	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	—	—
Gain on sale of long-term investment	—	—	—	—	—

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(3,935)	(47,081)	55,130	(16,655)	(12,541)
Provision for income taxes	(5)	(517)	(2,365)	(1,396)	(4,283)
Share of income (loss) of significantly influenced investees	—	45,721	—	(877)	44,844

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(3,940)	(1,877)	52,765	(18,928)	28,020
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	—	—

NET (LOSS) INCOME	(3,940)	(1,877)	52,765	(18,928)	28,020
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(731)	(2,640)	(24,045)	—	(27,416)

NET (LOSS) INCOME ATTRIBUTABLE TO IVANHOE MINES LTD.	$(4,671)	$(4,517)	$28,720	$(18,928)	$604

CAPITAL EXPENDITURES	$519,910	$2,102	$79,519	$34	$601,565

TOTAL ASSETS	$2,675,550	$295,247	$955,722	$1,069,857	$4,996,376

During the three months ended June 30, 2011, all of the coal division’s revenue arose from coal sales in Mongolia. Revenues for the three largest customers were $20.4 million, $13.3 million and $9.0 million, respectively.

27

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES (Continued)

	Six Months Ended June 30, 2010
	Development	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$31,585	$—	$31,585
COST OF SALES
Production and delivery	—	—	(22,098)	—	(22,098)
Depreciation and depletion	—	—	(4,827)	—	(4,827)
Write-down of carrying value of inventory	—	—	(6,535)	—	(6,535)

COST OF SALES	—	—	(33,460)	—	(33,460)

EXPENSES
Exploration	(60,010)	(30,025)	(20,871)	—	(110,906)
General and administrative	—	—	—	(23,047)	(23,047)
Depreciation	(636)	(478)	(89)	(67)	(1,270)
Accretion of asset retirement obligations	(44)	—	(47)	—	(91)

TOTAL EXPENSES	(60,690)	(30,503)	(54,467)	(23,114)	(168,774)

OPERATING LOSS	(60,690)	(30,503)	(22,882)	(23,114)	(137,189)

OTHER INCOME (EXPENSES)
Interest income	1,648	120	1,224	4,175	7,167
Interest expense	—	—	(14,733)	(6,944)	(21,677)
Accretion of convertible credit facilities	—	—	(33)	(8,629)	(8,662)
Foreign exchange (losses) gains	(203)	15	(601)	(2,400)	(3,189)
Unrealized losses on long-term investments	—	—	(5,212)	—	(5,212)
Unrealized (losses) gains on other long-term investments	—	—	(30)	1,539	1,509
Realized gain on redemption of other long-term investments	—	—	—	87	87
Change in fair value of derivative	—	—	—	—	—
Change in fair value of embedded derivatives	—	—	70,861	—	70,861
Loss on conversion of convertible credit facility	—	—	(154,316)	—	(154,316)
Write-down of carrying value of long-term investments	—	—	—	(417)	(417)
Gain on sale of long-term investment	—	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(59,245)	(30,368)	(125,722)	(35,703)	(251,038)
(Provision) recovery for income taxes	(16)	(1,299)	3,141	348	2,174
Share of loss of significantly influenced investees	—	(618)	—	(22,592)	(23,210)

NET LOSS FROM CONTINUING OPERATIONS	(59,261)	(32,285)	(122,581)	(57,947)	(272,074)
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	6,585	6,585

NET LOSS	(59,261)	(32,285)	(122,581)	(51,362)	(265,489)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,159	4,456	34,978	—	41,593

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(57,102)	$(27,829)	$(87,603)	$(51,362)	$(223,896)

CAPITAL EXPENDITURES	$153,392	$1,085	$53,334	$44	$207,855

TOTAL ASSETS	$647,889	$66,810	$958,710	$799,619	$2,473,028

During the six months ended June 30, 2010, all of the coal division’s revenue arose from coal sales in Mongolia to three customers. Total revenues by customer were $20.2 million, $10.8 million and $0.6 million, respectively.

28

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended June 30, 2010
	Development	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$17,668	$—	$17,668
COST OF SALES
Production and delivery	—	—	(10,901)	—	(10,901)
Depreciation and depletion	—	—	(2,304)	—	(2,304)
Write-down of carrying value of inventory	—	—	—	—	—

COST OF SALES	—	—	(13,205)	—	(13,205)

EXPENSES
Exploration	(7,887)	(17,289)	(14,307)	—	(39,483)
General and administrative	—	—	—	(14,730)	(14,730)
Depreciation	(6)	(262)	(25)	(61)	(354)
Accretion of asset retirement obligations	(22)	—	(26)	—	(48)

TOTAL EXPENSES	(7,915)	(17,551)	(27,563)	(14,791)	(67,820)

OPERATING LOSS	(7,915)	(17,551)	(9,895)	(14,791)	(50,152)

OTHER INCOME (EXPENSES)
Interest income	882	54	649	953	2,538
Interest expense	—	—	(4,974)	(3,304)	(8,278)
Accretion of convertible credit facilities	—	—	(11)	(4,524)	(4,535)
Foreign exchange gains (losses)	31	(8)	(187)	(4,695)	(4,859)
Unrealized losses on long-term investments	—	—	(4,509)	—	(4,509)
Unrealized (losses) gains on other long-term investments	—	—	(48)	837	789
Realized gain on redemption of other long-term investments	—	—	—	26	26
Change in fair value of derivative	—	—	—	—	—
Change in fair value of embedded derivatives	—	—	72,233	—	72,233
Loss on conversion of convertible credit facility	—	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	(161)	(161)
Gain on sale of long-term investment	—	—	—	—	—

(LOSS) INCOME BEFORE INCOME TAXES AND OTHER ITEMS	(7,002)	(17,505)	53,258	(25,659)	3,092
(Provision) recovery for income taxes	(2)	(378)	618	(1,546)	(1,308)
Share of loss of significantly influenced investees	—	(217)	—	(12,934)	(13,151)

NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(7,004)	(18,100)	53,876	(40,139)	(11,367)
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	—	—

NET (LOSS) INCOME	(7,004)	(18,100)	53,876	(40,139)	(11,367)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	2,159	2,862	(23,685)	—	(18,664)

NET (LOSS) INCOME ATTRIBUTABLE TO IVANHOE MINES LTD.	$(4,845)	$(15,238)	$30,191	$(40,139)	$(30,031)

CAPITAL EXPENDITURES	$147,440	$560	$20,385	$22	$168,407

TOTAL ASSETS	$647,889	$66,810	$958,710	$799,619	$2,473,028

During the three months ended June 30, 2010, all of the coal division’s revenue arose from coal sales in Mongolia to three customers. Total revenues by customer were $11.2 million, $5.9 million and $0.6 million, respectively.

29

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	FAIR VALUE ACCOUNTING
The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:
Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.
The following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at June 30, 2011
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$15,003	$15,003	$—	$—
Long-term investments	105,819	105,819	—	—
Other long-term investments	306,121	60,031	—	246,090

	$426,943	$180,853	$—	$246,090

Liabilities:
Embedded derivative liability	121,236	—	121,236	—

	$121,236	$—	$121,236	$—

	Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3

Assets:
Short-term investments	$98,373	$98,373	$—	$—
Long-term investments	113,666	113,458	208	—
Other long-term investments	191,816	45,173	—	146,643

	$403,855	$257,004	$208	$146,643

Liabilities:
Rights offering derivative liability	$766,238	$766,238	$—	$—
Embedded derivative liability	154,877	—	154,877	—

	$921,115	$766,238	$154,877	$—

30

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	FAIR VALUE ACCOUNTING (Continued)
The Company’s short-term and long-term investments are classified within Level 1 and 2 of the fair value hierarchy as they are valued using quoted market prices of certain investments, as well as quoted prices for similar investments.
The Company’s other long-term investments are classified within Level 1 and 3 of the fair value hierarchy and consist of Long-Term Notes, T-Bill, tax prepayments and Money Market investments.
The Company’s rights offering derivative liability is classified within Level 1 of the fair value hierarchy as it is valued using quoted market prices for the rights.
The Company’s embedded derivative liability, included within the convertible credit facility (Note 11), is classified within Level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.
The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets for the six months ended June 30, 2011.

	Long-Term		Tax
	Notes	T-Bills	Prepayments	Totals
Balance, December 31, 2010	$29,763	$80,394	$36,486	$146,643

Additions	—	—	100,000	100,000
Accrued interest	—	1,445	562	2,007
Foreign exchange gains	867	—	—	867
Fair value redeemed	(83)	—	—	(83)
Unrealized gains (losses) included in other comprehensive income	—	2,425	(7,343)	(4,918)
Unrealized gains included in earnings	1,574	—	—	1,574

Balance, June 30, 2011	$32,121	$84,264	$129,705	$246,090

31

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
18.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS
(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	June 30,		December 31,
	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$1,575,079	$1,575,079	$1,264,031	$1,264,031
Short-term investments	15,003	15,003	98,373	98,373
Accounts receivable	100,267	100,267	65,741	65,741
Long-term investments	191,903	288,151	151,191	280,181
Other long-term investments	306,121	306,121	191,816	191,816

Accounts payable and accrued liabilities	393,274	393,274	260,528	260,528
Amounts due under credit facilities	57,836	57,836	54,695	54,695
Rights offering derivative liability	—	—	766,238	766,238
Convertible credit facility	218,955	218,955	254,596	254,596
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, T-Bill, tax prepayments and Money Market investments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair value of the rights offering derivative liability was determined by reference to published market quotations, which may not be reflective of future value.
The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability which was determined using a Monte Carlo simulation valuation model.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
(b)
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

(c)
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities (Note 10). Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

32

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
19.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

33

	Share Information	Investor Information
Interim Report for the three and six month periods ended June 30, 2011.	Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At August 12, 2011, the Company had 710.6 million common shares issued and outstanding and stock options outstanding for 19.7 million additional common shares.	Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media: Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@ivanhoemines.com Tel: (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three- and six-month periods ended June 30, 2011, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2010. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 35.
The effective date of this MD&A is August 12, 2011.
OVERVIEW
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE SECOND QUARTER OF 2011
HIGHLIGHTS DURING THE QUARTER AND SUBSEQUENT WEEKS
•
Overall construction at Oyu Tolgoi continues to advance on schedule and on budget, and reached a 30.8% level of completion at the end of Q2’11. Key elements of the project, including the concentrator complex, primary crusher and tailings-thickening ponds, remain ahead of schedule. Commercial production is expected to commence in the first half of 2013.

•
Pre-stripping for the phase-one, open-pit mine on the gold-rich Southern Oyu deposits at Oyu Tolgoi began in August 2011. A ground-breaking ceremony for the open pit was held to officially mark the commencement of pre-stripping operations.

•
The development of the first lift of the phase-two, underground block-cave mine at the Hugo North Deposit continued successfully during Q2’11. Lateral mine development 1,300 metres below surface at Hugo North is on schedule, achieving an advance during Q2’11 of 1,190 metres, for a total of 7,939 metres completed since tunneling started in 2008.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
Official approvals were received in early May 2011 that enabled the Oyu Tolgoi Project to begin construction of a 95-kilometre, high-voltage power transmission line to deliver electricity expected to be imported from China to supply the initial mining operation. The erection of towers for the 220-kilovolt transmission line in Mongolia is expected to be completed later this year and the line stringing is planned for spring 2012 to coincide with anticipated stringing on the Chinese side of the border.

•
Contract negotiations for the supply and sale of copper-gold-silver concentrate to be produced at Oyu Tolgoi are expected to be finalized in Q4’11. Most of the concentrate initially is expected to be delivered to smelters in China.

•
Oyu Tolgoi’s site-based construction workforce totalled approximately 14,200 at the end of July 2011, with approximately 11,200 working on site each day and the balance on leave. Approximately 7,320 Mongolians were employed at the Oyu Tolgoi site, with an additional 3,500 Mongolians participating in offsite training.

•
On July 12, 2011, Ivanhoe Mines and BHP Billiton Ltd. began a new exploration drilling program on their copper-molybdenum-gold discovery at the Ulaan Khud North joint-venture licence, approximately 10 kilometres north of Oyu Tolgoi. The first drill hole, UKD056, is planned to test its target to a depth of 1,100 metres.

•
During Q2’11, Ivanhoe Mines’ 57%-owned subsidiary, SouthGobi Resources (SGQ: TSX; 1878: HK), reported coal sales of $47.3 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 1.05 million tonnes of coal sold to customers in China at an average realized price of approximately $54 per tonne.

•
Ivanhoe Mines’ 62%-owned subsidiary, Ivanhoe Australia (IVA: ASX &TSX), continued to focus on the development of its Merlin high-grade molybdenum and rhenium project in the Cloncurry region of Queensland. Construction of the decline to access the Merlin and Little Wizard deposits had progressed to 1,097 metres by the end of Q2’11.

•	Altynalmas Gold, 50%-owned by Ivanhoe Mines, is continuing its drilling program designed to further delineate resources and reserves to NI 43-101 standards at the Kyzyl Gold Project in Kazakhstan.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:

1. Selected Quarterly Data

2. Review of Operations

A. Core Interests and Activities

i. Mongolia

ii. Australia

iii. Kazakhstan

iv. Other Exploration

v. Other Developments

B. Discontinued Operations

C. Administrative and Other

3. Liquidity and Capital Resources

4. Share Capital

5. Outlook

6. Off-Balance-Sheet Arrangements

7. Contractual Obligations

8. Changes in Accounting Policies

9. Critical Accounting Estimates

10. Recent Accounting Pronouncements

11. International Financial Reporting Standards

12. Risks and Uncertainties

13. Related-Party Transactions

14. Changes in Internal Control over Financial Reporting

15. Qualified Person

16. Cautionary Statements

17. Forward-Looking Statements

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of dollars, except per share information)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2011	2011	2010	2010
Revenue	$47.3	$20.2	$41.6	$6.6
Cost of sales	(49.7)	(20.3)	(46.4)	(14.9)
Exploration expenses	(68.6)	(46.2)	(59.6)	(48.1)
General and administrative	(19.5)	(25.3)	(46.4)	(15.0)
Foreign exchange gains (losses)	2.3	3.2	6.6	5.3
Change in fair value of derivative	—	(432.5)	135.7	—
Change in fair value of embedded derivatives	70.4	(36.8)	(20.0)	49.8
Net income (loss) from continuing operations	0.6	(492.5)	37.3	(24.9)
Income (loss) from discontinued operations	—	—	—	—
Net income (loss)	0.6	(492.5)	37.3	(24.9)

Net income (loss) per share — basic
Continuing operations	$0.00	$(0.79)	$0.07	$(0.05)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.00	$(0.79)	$0.07	$(0.05)

Net income (loss) per share — diluted
Continuing operations	$0.00	$(0.79)	$0.06	$(0.05)
Discontinued operations	$0.00	$0.00	$0.00	$0.00
Total	$0.00	$(0.79)	$0.06	$(0.05)

	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2010	2010	2009	2009
Revenue	$17.7	$13.9	$9.9	$11.9
Cost of sales	(13.2)	(20.3)	(8.5)	(8.6)
Exploration expenses	(39.5)	(71.4)	(67.2)	(40.9)
General and administrative	(14.7)	(8.3)	(15.0)	(12.5)
Foreign exchange gains (losses)	(4.9)	1.7	2.2	19.5
Change in fair value of embedded derivatives	72.2	(1.4)	(45.0)	—
Loss on conversion of convertible credit facility	—	(154.3)	—	—
Net income (loss) from continuing operations	(30.0)	(200.5)	(138.7)	(47.8)
Income (loss) from discontinued operations	—	6.6	9.2	(21.9)
Net income (loss)	(30.0)	(193.9)	(129.5)	(69.8)

Net income (loss) per share — basic
Continuing operations	$(0.06)	$(0.44)	$(0.32)	$(0.12)
Discontinued operations	$0.00	$0.01	$0.02	$(0.05)
Total	$(0.06)	$(0.43)	$(0.30)	$(0.17)

Net income (loss) per share — diluted
Continuing operations	$(0.06)	$(0.44)	$(0.32)	$(0.12)
Discontinued operations	$0.00	$0.01	$0.02	$(0.05)
Total	$(0.06)	$(0.43)	$(0.30)	$(0.17)

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international exploration and development company with activities concentrated in Central Asia and the Asia Pacific Region. The Company’s principal assets include:
•
A 100% interest in Oyu Tolgoi Netherlands BV that, together with a related company, holds a 66% interest in Oyu Tolgoi LLC, whose principal asset is the Oyu Tolgoi copper-gold-silver project now under construction in southern Mongolia.

•
A 57% interest in SouthGobi Resources, which is selling coal produced at its Ovoot Tolgoi mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

•
A 62% interest in Ivanhoe Australia, which is developing its copper-gold discoveries in the Cloncurry region of Queensland, Australia, and also is planning the development of its wholly-owned Merlin Project, a high-grade molybdenum and rhenium deposit.

•	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.
In Q2’11, Ivanhoe Mines recorded net income of $0.6 million ($0.00 per share), compared to a net loss of $30.0 million ($0.06 per share) in Q2’10, which was an increase of $30.6 million. Results for Q2’11 mainly were affected by $68.6 million in exploration expenses, $49.7 million in cost of sales, $19.5 million in general and administrative expenses and $3.3 million in interest expense. These amounts were offset by coal revenue of $47.3 million, a $70.4 million change in the fair value of embedded derivatives, a $44.8 million in share of gain of significantly influenced investees, $4.9 million in interest income and $2.3 million in mainly unrealized foreign exchange gains.
Exploration expenses of $68.6 million in Q2’11 increased $29.1 million from $39.5 million in Q2’10. Exploration expenses included $22.8 million spent in Mongolia ($23.2 million in Q2’10), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $43.0 million incurred by Ivanhoe Australia ($14.9 million in Q2’10). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at June 30, 2011, was $1.6 billion. As at August 12, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.3 billion.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
A. CORE INTERESTS AND ACTIVITIES
Ivanhoe Mines’ main activities during Q2’11 were the mine development activities at the Oyu Tolgoi Project and exploration activities largely focused in Australia and Mongolia.
In Q2’11, Ivanhoe Mines capitalized $653.9 million in additions to property, plant and equipment for the Oyu Tolgoi Project.
In Q2’11, Ivanhoe Mines expensed $68.6 million in exploration activities, compared to $39.5 million in Q2’10.
Exploration costs generally are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.
Summary of exploration expenditures by location:

	Quarter Ended
	June 30,
(Stated in $000’s of dollars)	2011	2010

Mongolia
Oyu Tolgoi	$6,009	$7,887
Coal Division	14,136	14,307
Other Mongolia Exploration	2,617	982

	22,762	23,176
Australia	43,021	14,868
Indonesia	1,389	732
Other	1,407	707

	$68,579	$39,483

MONGOLIA
OYU TOLGOI COPPER-GOLD-SILVER PROJECT (66% owned)
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) with a strike length that extends over 23 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu), and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Ivanhoe Mines began capitalizing Oyu Tolgoi development costs on April 1, 2010. During Q2’11, additions to property, plant and equipment for the Oyu Tolgoi Project totalled $653.9 million, which included development costs. In Q2’11, Ivanhoe Mines incurred exploration expenses of $6.0 million at Oyu Tolgoi, compared to $7.9 million incurred in Q2’10.
Construction of the Oyu Tolgoi copper-gold-silver complex advancing toward planned start of commercial production in the first half of 2013
The Oyu Tolgoi Project initially is being developed as an open-pit operation, with the first phase of mining planned to start at the near-surface Southern Oyu deposits, which include Southwest Oyu and Central Oyu. A copper concentrator plant, related facilities and necessary infrastructure that will support an initial throughput of 100,000 tonnes of ore per day are being constructed to process ore scheduled to be mined from the Southern Oyu open pit. Commercial production of copper-gold-silver concentrate is projected to begin in the first half of 2013.
Along with the surface activities, an 85,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit, with initial production expected to begin in 2015. The throughput capacity of the concentrator plant is expected to be expanded to approximately 160,000 tonnes of ore per day when the underground mine begins production.
Fluor Corporation is in charge of overall Oyu Tolgoi program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure, such as roads, water supply, a regional airport and administration buildings.
Current operations activities related to the phase-one concentrator are focused on finalizing the operational readiness plan. Detailed commissioning, operation and maintenance plans are being developed for all the components of the concentrator circuits. Representatives of various manufacturers and engineering groups are assisting with the preparation of the operational readiness plan. At the open pit, assembly of the mining fleet is continuing. Pre-stripping for the open-pit mine began in early August 2011.
In early May 2011, the Oyu Tolgoi Project received the final approvals required to proceed with construction of a 220-kilovolt power transmission line from Oyu Tolgoi along a 95-kilometre route south to the Mongolia-China international border. The construction approval from Mongolia’s Energy Regulatory Authority and a land-use contract from the governor of Khanbogd soum (township), which includes Oyu Tolgoi, are key to the plan to import electricity from China to operate the Oyu Tolgoi complex during its initial four years of commercial production. Contracts have been awarded to Mongolian companies for construction of the power transmission line to the border. Tower construction is scheduled for completion during Q4’11, with line stringing expected to commence in spring 2012. The transmission line is planned to be extended south of the border by Chinese contractors to tie into the neighbouring Inner Mongolian electrical grid.
Discussions between the Mongolian and Chinese governments were held during Q2’11 and are expected to continue in Q3’11 to conclude a bilateral agreement that would secure the supply of electrical power from China. Subject to negotiations and final agreement, the remaining permits, commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi site by Q3’12. In the meantime, additional diesel-powered generating capacity has been approved to meet the project’s requirements during the remaining stages of construction.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
The long-term Investment Agreement for the development and operation of Oyu Tolgoi, signed by Ivanhoe Mines, Rio Tinto and the Government of Mongolia on October 6, 2009, recognized that the reliable supply of electrical power is critical to the project and that Ivanhoe Mines has the right to initially obtain electrical power from inside or outside Mongolia, including China. The agreement also established a) that Ivanhoe Mines has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi and b) that all of the project’s power requirements would be sourced from within Mongolia no later than four years after Oyu Tolgoi begins commercial production.
Oyu Tolgoi LLC is finalizing a study on alternative power-generation arrangements that could be implemented. To date, the study demonstrates that advancing the construction of a coal-fired power plant would be the most appropriate option. Additional studies are underway to provide “bridging power” to allow one of the two concentrator circuits to be brought into operation pending the supply of electricity from the Chinese grid or from a purpose-built coal-fired power plant in Mongolia. As specified in the Investment Agreement, alternatives could include the building or sub-contracting of a coal-fired power plant at an appropriate site to supply the Oyu Tolgoi Project. Such an approach would require Mongolian Government permits, the negotiation of commercial agreements with the Mongolian Government and coal suppliers, and the arrangement of financing for the accelerated establishment of a power plant. Should such alternatives prove to be our first source of power it may impact the Oyu Tolgoi construction schedule and could adversely affect the project’s ability to achieve full commercial production in 2013, as planned. In addition, construction of a power plant, although expected as part of the Oyu Tolgoi Project’s future development plans, is not included in the current capital cost estimates for 2011 and 2012 and therefore would require additional financing, which is not contemplated as part of the Company’s current financing plan. The Heads of Agreement signed with Rio Tinto in December 2010 provided that if construction of a 50-megawatt or greater power plant was started before January 1, 2015, the construction would be funded by loans from Rio Tinto, with 40% of the outstanding balance to be repaid in 2015 and the remainder in 2016.
Overall construction of the Oyu Tolgoi Project was 30.8% complete at the end of Q2
Overall construction reached a 30.8% level of completion at the end of Q2’11. Total capital invested in the project by the end of Q2’11 was approximately $2.5 billion.
Major updates for Q2’11 and plans for Q3’11 include:
•	Pre-stripping, as part of the construction of the phase-one open-pit mine to recover ore from the Southern Oyu deposits, began in early August 2011.
•
The development of the first lift of the phase two, underground block-cave mine at the Hugo North Deposit continued successfully during Q2’11. Lateral mine development 1,300 metres below surface at Hugo North is on schedule, achieving an advance during Q2’11 of 1,190 metres, for a total of 7,939 metres completed since tunneling started in 2008.

•
Oyu Tolgoi’s site-based construction workforce totalled approximately 14,200 at the end of July 2011, with approximately 11,200 working on site each day and the balance on leave. Approximately 7,320 Mongolians were employed at the Oyu Tolgoi site, with an additional 3,500 Mongolians participating in offsite training. These Mongolian employees will form the bulk of the eventual production workforce, particularly in the open-pit operations.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
•
Construction progress on the concentrator and primary crusher is continuing ahead of schedule. The concentrator was 37.8% complete at the end of Q2’11, ahead of the plan of 35.8%. The primary crusher achieved its final lift for the foundation and work on the coarse-ore storage facility, conveyors and tailings thickeners also is making good progress. Work has begun on the tailings storage facility and exterior cladding of the concentrator shell is well advanced.

•
Overall infrastructure progress at end of Q2’11 was 24.4% slightly behind the plan of 27.1%. Late delivery of materials and equipment impacted progress. Refractory material is being expedited to site to allow lining of the central heating plant to start early in Q3’11. The phase-one raw-water supply also is slightly behind forecast and recovering from delays in permitting and land-use approvals. Recovery plans are in place and some of the lost time is expected to be recovered in Q3’11.

•
Construction of the headframe at Shaft #2 resumed in early August and sinking is expected to start in Q4’11. Works are progressing to schedule on the ancillary facilities associated with the sinking and construction of the shaft. Planning now being completed will allow shaft sinking to begin with the use of a partially completed headframe, which will permit postponement of the headframe construction until spring 2012 and eliminate special measures that otherwise would be required to pour concrete during the coming winter.

•	Safety performance continues to remain a primary focus, especially in light of the large number of new employees on site during the peak construction period.
•
A Russian ban on exports of diesel fuel, including those to Mongolia, was in place during May and early June 2011. Russia provides more than 90% of Mongolia’s diesel fuel. Oyu Tolgoi successfully managed this supply shortage through rationing and securing a nine-million-litre offsite storage facility. A study will begin in Q3’11 to review options to further expand onsite diesel storage to increase security of diesel supply.

•	A wide range of technical, social, environmental and commercial reviews were conducted in Mongolia in support of project financing activities.
•	Conclusion of the competitive bidding process for the main infrastructure works is expected in Q3’11, which include on-site infrastructure required to support mine operations.
•
Contract negotiations are close to finalization for the supply and sale of copper-gold-silver concentrate to be produced from the project. Most of the concentrate initially is expected to be sold to smelters in China. Final term sheets with smelters are expected to be finalized in Q4’11.

•
Discussions are continuing with relevant government agencies on the outbound copper concentrate logistics. Oyu Tolgoi is investigating the ability to use large trailer-train trucks to increase efficiencies across the Mongolia-China border.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Phase one construction on budget
In December 2010, Ivanhoe Mines announced that a $2.3 billion capital budget had been approved for 2011 in what is the peak year of construction activity on the first phase of the Oyu Tolgoi Project. In addition to the $2.3 billion capital budget, approval also was received for an additional $150 million budget for the 2011 Ulaanbaatar office operations and $100 million for the second tax prepayment that was made to the Mongolian Government in June 2011. At the end of Q2’11, $1.4 billion of the 2011 budget had been spent by the project, which was under the forecast of $1.5 billion.
Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project and the commencement of commercial production is expected to total approximately $4.5 billion.
The 2011-2013 estimate of $4.5 billion includes approximately $550 million in remaining contingencies and escalation allowances although no provision has been made for foreign exchange variances or cost increases on construction commitments that may be incurred.
Capital invested in phase-one construction to support future expansion
The engineering and construction stages have recognized the need to accommodate a major increase in ore-processing capacity in the future while minimizing potential disruption to operations that will be underway at that time.
Wherever possible, Oyu Tolgoi has taken the opportunity to allow for expansion with minimal impact on operations. Oyu Tolgoi’s plans call for initial production of 100,000 tonnes of ore per day, which is expected to increase to between 150,000 and 160,000 tonnes per day when ore from the underground mine becomes available. To facilitate this expansion, Oyu Tolgoi has constructed a third ore-reclaim tunnel that will increase the capacity to feed ore to the concentrator by 50-60% over the initial rate of production. To cater to future increased production, a pipeline has been installed that, with minor modifications, could supply water for processing up to 160,000 tonnes a day. Oyu Tolgoi also has allowed for expansion in the concentrator by adding space in the flotation area and installing other equipment to handle higher production rates. Studies examining options to process additional ore are ongoing.
Pre-stripping of open-pit mine started as planned in Q3’11
Pre-stripping of overburden to gain access to ore in the phase-one open-pit mine began on schedule in August 2011 using the construction fleet, which will be replaced by the mining fleet as assembly is completed. It is expected that the first units of the mining fleet will join in the pre-stripping during Q3’11. All operational-readiness activities also are on schedule.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Underground development of Hugo North Mine proceeding on schedule
The development of the first lift of the phase-two, underground block-cave mine at the Hugo North Deposit continued successfully during Q2’11. Lateral mine development 1,300 metres below surface at Hugo North is on schedule, achieving an advance of 1,190 metres during Q2’11.
Progress continued through Q2’11, with raise-pilot drilling from the 512-metre level to the 1,300-metre level. The ventilation raise-pilot-hole broke through to the 1,300-metre level in Q2’11. Initial reaming from the 1,300 metre level has proven difficult and additional grouting is being undertaken to stabilize the ground. Work is progressing on contracting for a second raise-pilot drilling program that will help to increase lateral development performance.
The underground development of Shaft #1 is expected to connect with the bottom of Shaft #2 in early 2013 and production from the first lift of the Hugo North block-cave mine is scheduled to begin in 2015.
Rio Tinto working with Ivanhoe Mines to complete international project-finance package of up to $4.0 billion
Ivanhoe Mines, Rio Tinto, a core lending group and their advisers are working together to finalize an approximate $4.0 billion project-finance facility for the Oyu Tolgoi Project; their objective is to sign loan documentation by the end of this year.
The initial core lending group of Mandated Lead Arrangers is comprised of European Bank for Reconstruction and Development, International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered Bank. USExim Bank — together with its adviser, Standard Bank — MIGA and EFIC recently joined the lender group and have commenced their due diligence process with a view to supporting the financing.
Recent meetings with lenders also were attended by Erdenes MGL LLC (the Mongolian state-owned shareholder that owns 34% of Oyu Tolgoi LLC) and representatives from Oyu Tolgoi LLC.
A term sheet outlining the main terms and conditions common to all lenders is well advanced. Lenders have built a financial model and are expected to finalize their technical, marketing, financial, legal, insurance, environmental and social due diligence later this year. When loan documentation is agreed upon and signed, drawdowns will be subject to conditions precedent currently being negotiated.
Prior to first drawdown, it is expected that Ivanhoe Mines may utilize a $1.8 billion interim funding facility to be provided by Rio Tinto as bridge financing. This facility will be repaid from the first drawdown of the project finance facility.
Final terms of a third-party project-finance facility for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Skills training and community programs well advanced
The Oyu Tolgoi Project’s staffing strategy relies heavily on the utilization of Mongolian nationals being developed and trained during ongoing construction activities. At the end of July 2011, approximately 7,320 Mongolians were working on the project at the development site. In addition, more than 3,500 Mongolians were participating in offsite training.
Priorities for Q2’11 were to finalize the strategy, process, action plan, calendar and tools for the assessment of existing employees on the construction site for potential transition to operations.
Oyu Tolgoi has committed more than $58 million in funding over five years toward technical and vocational training in Mongolia. Major training activities in Q2’11 included:
•	Upgrades began of facilities and curriculums at five government technical training colleges across Mongolia.
•	Initial construction of facilities and dormitories for Dalanzadgad technical training school in the South Gobi Region.
•	Continued development of training materials for operations at the concentrator, the open-pit and the underground mine.
•	Continued selection process for overseas university scholarships.
•	English-language training began for all trades trainees.
Principal community development activities in Q2’11 included:
•	The signing of community agreements with neighbouring communities in the South Gobi Region. These agreements establish the terms of Oyu Tolgoi’s long-term relationships with the local communities.
•
More than $300,000 dollars in low-interest, micro-credit loans have been provided to South Gobi businesses and entrepreneurs in the past six months as part of the $1.0 million funding facility financed by Oyu Tolgoi with a leading Mongolian micro-credit bank.

•	Oyu Tolgoi has engaged with local communities on a wide range of cultural heritage and environmental protection programs.
•
Oyu Tolgoi launched a local herder procurement support program aimed at providing financial assistance and mandated procurement of goods and services from herders in communities surrounding the mine area. As part of this program, two water wells were drilled for households located close to the Gunii Khooloi deep underground aquifer.

•
An opening ceremony was held at the Dalanzadgad supplier training, evaluation and development centre that Oyu Tolgoi has funded to provide business incubation services for South Gobi entrepreneurs. More than 150 South Gobi suppliers and entrepreneurs are supplying goods and services to Oyu Tolgoi, which is an increase of 300% in just 12 months.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Third agreed prepayment of Mongolian taxes made in Q2
On June 7, 2011, Ivanhoe Mines and Oyu Tolgoi LLC made the third and final prepayment to the Government of Mongolia in a ceremony held in Ulaanbaatar and attended by senior project representatives and government cabinet ministers. The $100 million prepayment, which was due by June 30 this year, completed a total prepayment package of $250 million that was an attendant arrangement to the long-term Oyu Tolgoi Investment Agreement signed in October 2009. Together with the second prepayment of $50 million made after the Investment Agreement took effect March 31, 2010, the third prepayment will accrue interest at the rate of 1.59% after tax and will be credited against the project’s future taxes and royalties beginning January 2012. The first payment of $100 million was made by Oyu Tolgoi LLC at the time the Investment Agreement was signed, in October 2009, through the purchase of a Treasury Bill from the government that had a face value of $115 million payable within five years after issuance.
Ivanhoe Mines signs Amended and Restated Shareholders’ Agreement
In June 2011, Ivanhoe Mines and Rio Tinto agreed with the Mongolian government to execute the Amended and Restated Shareholders’ Agreement, which provided limited amendments to the Oyu Tolgoi Shareholders’ Agreement that was signed in conjunction with the Investment Agreement in October 2009. Ivanhoe Mines is funding the Mongolian government’s 34% share of the project’s initial capital costs. The interest rate to be applied to the repayment of the government’s share of the costs for amounts incurred after January 31, 2011, has been reduced to LIBOR plus 6.5%, down from the previous rate of 9.9%, adjusted for the US CPI. The interest-rate adjustment was made at the government’s request and took into consideration the higher costs of capital that prevailed in 2009 following the global economic crisis.
Exploration
Exploration drilling continued in Q2’11
During Q2’11, Ivanhoe Mines continued its drilling program on the Oyu Tolgoi Project with 10,279 metres of surface resource geology drilling (including geotechnical and mine-development investigation holes), 2,680 metres of underground geotechnical drilling and 5,280 metres of surface exploration diamond drilling.
Exploration drilling is ongoing at Heruga North. Hole OTD1510D included a 374-metre intercept, from 1,498 to 1,872 metres down hole, that graded 0.26 grams of gold per tonne, 0.56% copper and 86 ppm molybdenum on the eastern flank of Heruga North (including a 158-metre interval, from 1,646 to 1,804 metres, that graded 0.37 g/t gold, 0.71% copper and 125 ppm molybdenum, or 1.01% copper equivalent) and ended before reaching the western mineralized zone in unmineralized quartz monzodiorite, at 2,736 metres down hole. OTD1510E is a daughter hole off OTD1510D and is designed to further test the eastern flank of the quartz monzodiorite, where bornite-rich mineralization is thought to occur, similar to earlier discoveries in the Hugo Dummett ore body. OTD1569, an infill hole between the Heruga Deposit and Heruga North 200 metres to the south of the OTD1510 section, was lost in moderate-grade copper mineralization at 1,848 metres after passing through a 350-metre section of moderate-to-weak mineralization. Assay results are pending.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
A total of 1,815 metres of drilling was completed on the Shivee Tolgoi licence. Hole EGD154 currently is testing the northern extension to the Hugo Dummett ore body, some 150 metres north of the last significant mineralization.
Detailed geological mapping is continuing in the area around the Javkhlant prospect at the southwestern end of the Oyu Tolgoi mineralized trend. An area of Devonian cover rocks larger than previously recognized has been mapped.
Map: Exploration Holes — April to July 2011

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)
Exploration at Ulaan Khud North (50% owned)
New copper-molybdenum-gold zone discovered on Ivanhoe-BHP Billiton joint-venture licence
In March 2011, Ivanhoe Mines announced that Ivanhoe Mines and BHP Billiton Ltd. had discovered a new zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of the Oyu Tolgoi Project. The discovery, known as Ulaan Khud North, extended the known strike length of the Oyu Tolgoi mineralized system by an additional three kilometres to the north, to a new total of more than 23 kilometres.
Ulaan Khud North is located on a 19,625-hectare exploration licence that is part of Ivanhoe Mines’ joint-venture partnership with BHP Billiton, formed in 2005. BHP Billiton has earned a 50% interest in the joint venture, which includes the Ulaan Khud North property, by spending $8 million in exploration costs and conducting an airborne survey using BHP Billiton’s proprietary FalconTM gravity gradiometer system over the Oyu Tolgoi area.
A Pre-Mining Agreement for the Ulaan Khud licence was received from the Government of Mongolia in March 2011. It specifies that Ivanhoe Mines and BHP Billiton have three years to conduct additional exploration, complete an environmental impact study, prepare a final feasibility study and gain approval for the design for the project. The agreement also specifies that a Technical and Economical Study to mine the deposit is required to be delivered to the Mineral Resources Authority of Mongolia by June 30, 2013.
A 3-D Induced Polarization survey with resistivity and Magneto Telluric commenced in May 2011 and to date has identified five geophysical targets. Drilling commenced on the first target on July 12, 2011. Hole UKD056 is designed to test the first target to a depth of 1,100 metres.
MONGOLIA
SOUTHGOBI RESOURCES (57% owned)
Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi continues to mine and sell coal produced at its Ovoot Tolgoi Mine in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
The major trans-shipment terminal at Ceke, across the border in China, has rail connections directly to key industrial markets in China. A north-south railway line connects Ceke with Jiayuguan City in Gansu Province and other markets in China’s interior. Another east-west railway line connects Ceke to Linhe, an industrial city in China’s eastern Inner Mongolia. This line has a stated initial capacity of approximately 15 million tonnes per year, with a planned increase to 25 million tonnes per year.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Ovoot Tolgoi Mine’s proximity to the Shivee Khuren-Ceke border crossing allows SouthGobi’s coal to be transported by truck on an unpaved road from the mine site to China. On August 2, 2011, the State Property Committee of Mongolia awarded the tender to construct a paved highway from Ovoot Tolgoi to the Mongolia-China border to consortium partners NTB LLC and SouthGobi’s Mongolian operating subsidiary, SouthGobi Sands LLC (NTB-SGS). NTB-SGS now has the right to conclude a 15-year build, operate and transfer contract under the Mongolian Law on Concessions. NTB-SGS intends to commence construction this year of the paved highway with an intended carrying capacity upon completion of in excess of 20 million tonnes of coal per year.
During 2010, SouthGobi began construction of a coal-handling facility at the Ovoot Tolgoi Mine. The facility will include a 300-tonne-capacity dump hopper, which will receive run-of-mine coal from Ovoot Tolgoi and feed a rotary breaker that will size coal to a maximum of 50 millimetres and reject oversize ash. Commissioning of the rotary breaker is expected before the end of 2011. The facility also will include dry-air separation as an additional stage, through the insertion of dry-air separation modules, and is expected to be completed by mid-2012. Interim screening operations will continue at Ovoot Tolgoi until the permanent coal-handling facility is completed.
In Q2’11, SouthGobi had sales of approximately 1.05 million tonnes at an average realized price of approximately $54 per tonne. This was an improvement over the sale of approximately 450,000 tonnes in Q2’10 at an average realized selling price of $43 per tonne. Revenue increased from $17.7 million in Q2’10 to $47.3 million in Q2’11, due to the higher realized average prices and higher sales volume.
SouthGobi’s revenues are net of royalties. SouthGobi is subject to a 5% royalty on all coal sold based on a set reference price per tonne that is published monthly by the Mongolian government. Effective January 1, 2011, SouthGobi also became subject to a sliding-scale royalty of up to 5% based on the set reference price of coal. Based on the reference price for Q2’11, SouthGobi was subject to a 3% sliding royalty in addition to the 5% base royalty. The weighted average reference price for Q2’11 was $95 per tonne.
Cost of sales of $49.7 million for Q2’11 was $36.5 million higher than Q2’10 ($13.2 million). Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs. The increase is due to the significantly higher sales volume, higher diesel costs and a $10.6 million inventory write-down.
Mineral licence received for Soumber
On June 3, 2011, SouthGobi announced it had successfully registered a resource associated with the Soumber Deposit with the Mineral Resource Authority of Mongolia (MRAM) and on July 6, 2011, SouthGobi announced that MRAM had issued SouthGobi a 10,993-hectare mining licence. The new mining licence was granted for an initial term of 30 years, with an option for two 20-year extensions.
Regional coal exploration
A number of SouthGobi’s exploration licences are associated with the broader Ovoot Tolgoi Complex and Soumber Deposit.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The exploration program in 2011 will include drilling, trenching and geological reconnaissance. Key exploration targets for 2011 include additional drilling at the Soumber Deposit and additional areas within the Ovoot Tolgoi mining licences that have not been fully explored.
AUSTRALIA
IVANHOE AUSTRALIA (62% owned)
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q2’11, work focused on progressing the Merlin pre-feasibility study and decline, the copper-gold study, finalizing the Mount Dore heap-leach scoping study and commencing underground work at the Osborne and Kulthor deposits.
Ivanhoe Australia incurred exploration expenses of $43.0 million in Q2’11, compared to $14.9 million in Q2’10. The $28.1 million increase was largely due to work on the Merlin decline, work on the underground at the Osborne and Kulthor deposits and work on the various ongoing studies.
Merlin molybdenum and rhenium development study
The Merlin molybdenum and rhenium deposit is the lower-most mineralized zone in the Mount Dore deposit and starts near the surface and dips east at between 45 and 55 degrees. To date, drilling has defined mineralization to vertical depths ranging from 60 to 580 metres and over a strike length of 1,000 metres. The overall mineralized zone at Merlin has an average true width of 3.9 metres and ranges between two and 20 metres. The mineralization zone consists of high-grade breccias and a lower-grade, generally thicker disseminated zone. Mineralization thins to the north, where the copper, zinc and gold content increases, while to the south it flattens and pinches out. The Little Wizard Deposit represents the southern-most extent of the Merlin molybdenum mineralization of economic interest found to date.
During Q2’11, Ivanhoe Australia focused on continuing the Merlin pre-feasibility study, with further optimization work required on the mining, flotation circuit and roaster design prior to completion of the study. Ivanhoe Australia expects that the requirement for further studies may result in the commencement of Merlin production in late 2013. Ivanhoe Australia plans to construct a purpose-built processing facility for Merlin and expects to use the existing Osborne concentrator for the copper-gold business.
At the end of Q2’11, construction of the Merlin decline was on schedule and budget. The decline face had progressed to 1,097 metres and was adjacent to the Little Wizard deposit at the end of Q2’11. Ivanhoe Australia plans to develop an access drive into the Little Wizard deposit to undertake geotechnical tests to assess potential mining methods and obtain bulk samples for metallurgical test work.
Copper-gold study underway
During Q2’11, Ivanhoe Australia continued work on the copper-gold study to identify potential ore feed for the Osborne concentrator from the Kulthor, Osborne underground, Osborne open pit and Starra 276 deposits. The study is assessing these near-term production opportunities, including mining and processing production rates and capital and operating cost profiles.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Australia began underground work at Osborne and Kulthor during Q2’11, with the first blast at Kulthor on May 1, 2011. By the end of Q2’11, a total of 296 metres were advanced on both deposits. Access to Kulthor deposit is expected by the end of August 2011.
Ivanhoe Australia plans to complete a Preliminary Economic Assessment (a NI 43-101-compliant report) during Q3’11.
Mount Dore scoping study
Ivanhoe Australia plans to complete a Preliminary Economic Assessment (a NI 43-101-compliant report) for the Mount Dore copper leach project in Q3’11.
Mount Elliott scoping study started
During Q2’11, Ivanhoe Australia continued work on the Mount Elliott scoping study and plans to finalize the study in Q1’12. The study plans to evaluate all mining options for the large-tonnage deposit, including the potential to extract copper-gold ore from the high-grade SWAN zone for processing at Osborne.
The scoping study expects to identify the future development path for the project, including additional resource drilling, metallurgical testwork and infrastructure requirements.
Regional exploration
Ivanhoe Australia directly holds 22 Exploration Permits for Minerals (EPMs) covering a total of 2,862 square kilometres and 28 Mining Leases (MLs) totalling 104.8 square kilometres in the Cloncurry area. Ivanhoe Australia also has applications for 21 EPMs covering 3,205 square kilometres and three MLs covering 10.6 square kilometres in process. Joint Venture EPMs cover 579 square kilometres.
During Q2’11, work focused on drilling copper-gold targets at Houdini and along the Mount Dore trend. The drilling included 12,133 metres of diamond drilling and 654 metres of reverse-circulation drilling.
Gain on investment in Exco
During Q2’11, Ivanhoe Australia recognized a gain of $45.7 million in relation to its investment in Exco Resources Limited (Exco). Ivanhoe Australia owns approximately 22.8% of Exco. On June 30, 2011, Exco completed the sale of its Cloncurry Copper Project to Xstrata Copper for A$175 million. Exco intends to return a proportion of the proceeds to its shareholders. Ivanhoe Australia expects to receive approximately A$30 million by the end of October 2011.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
Altynalmas Gold holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits. Altynalmas Gold is proceeding to advance the development of the Kyzyl Gold Project following the successful completion of the pre-feasibility study in 2010.
New Bakyrchik East Mineral Resource Gold deposit boosts total gold resources at Kyzyl Project
On August 3, 2011, Ivanhoe Mines announced a NI 43-101-compliant Mineral Resource estimate for the new Bakyrchik East Deposit at the Kyzyl Gold Project. The Mineral Gold Resources at Bakyrchik East are hosted in two lenses comprised of more than 20 sub-zones that collectively measure 2,000 metres along strike by 1,500 metres down dip, extending from surface to a depth of 800 metres.
Roscoe Postle Associates Inc. (RPA), an internationally recognized consulting firm, estimates the Bakyrchik East Deposit at 6.8 million tonnes of Inferred Mineral Resources grading 6.0 grams of gold per tonne, containing 1.3 million ounces of gold.
The Bakyrchik East Gold Deposit, consisting of the Globoki Log and Promezhutochny zones, is located 800 metres east along strike from the eastern edge of the main Bakyrchik Gold Deposit within the Kyzyl Shear Zone. The RPA estimate is based on drilling results that were available to July 11, 2011. Further details can be found in Ivanhoe Mines’ August 3, 2011 press release.
Exploration continuing with 60,000 metres of drilling planned
Altynalmas Gold is continuing its drilling program designed to further delineate resources and reserves at the Kyzyl Gold Project. A total of 24,170 metres were drilled during Q2’11 on the Bakyrchik Mining Lease (42,667 metres year to date). For the remainder of the year, an additional 11,333 metres are planned to be drilled on the Bakyrchik Mining Lease and a further 50,000 metres are planned to begin the delineation of the numerous satellite deposits on the surrounding exploration licence.
Recent drilling activities have been focused on exploring the down-dip extensions of known gold resources, as well as on the flanks of known gold lenses.
Feasibility study nearing completion
The definitive feasibility study on the Kyzyl Gold Project, focusing on the Bakyrchik Deposit, which began in 2010 is nearing completion and is expected to be issued in Q4’11. Additional test work and verification of the process of stabilization of wastes containing arsenic that are generated during the roasting of sulphide ore are required prior to the issuance of the study.
The feasibility study is being conducted in conjunction with detailed engineering work. Tender requests have been circulated by Altynalmas Gold for the fabrication of long-lead items, including an oxygen plant and dry-grinding mill. The placement of long-lead items and commencement of early construction works are expected later this year, with scheduled commissioning of a 1.5-million-tonne per year fluidized-bed roasting plant in early 2014.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Subsoil use amendment granted
On June 22, 2011, Amendment No. 3 to Contract 120 dated July 2, 1997, (the Amendment) was executed by the Republic of Kazakhstan’s Ministry of Industry and New Technology.
In terms of the Amendment, BMV has agreed to amend the tax stabilization provisions and has agreed to pay taxes in accordance with prevailing Kazakh tax legislation and pay import duties in accordance with prevailing customs legislation. BMV will need to comply with Kazakh local content legislation passed in June 2010. Under the Amendment, the Kazakh local content for the period 2011 to 2013 is 40% to 50% for goods and 50% to 75% for works and services.
OTHER EXPLORATION
During Q2’11, Ivanhoe Mines had active exploration programs in Indonesia, Mongolia and the Philippines. These programs principally are being conducted through joint ventures and are focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties, trenching and, in some cases, exploration diamond drilling. In addition, Ivanhoe Mines conducted detailed reviews of projects and prospective belts in Latin America. Exploration was ongoing in all these regions at the end of Q2’11.
OTHER DEVELOPMENTS
Rio Tinto’s stake in Ivanhoe Mines increases to 46.5%
In June 2011, Ivanhoe Mines received $501.6 million from Rio Tinto following Rio Tinto’s decision to exercise all remaining share-purchase warrants that it holds in Ivanhoe Mines. Rio Tinto exercised all the remaining Series B and Series C warrants that it was granted as part of the 2006 and 2007 financing agreements associated with Rio Tinto’s original investment in Ivanhoe Mines. Rio Tinto previously had committed to convert all the warrants to shares by January 2012. The additional shares increased Rio Tinto’s ownership stake in Ivanhoe Mines from 42.0% to 46.5%.
The $501.6 million from the exercise of the warrants is being applied toward the construction of the first phase of the Oyu Tolgoi copper-gold-silver complex.
The Rio Tinto payment comprised of $119.7 million for the purchase of 14.1 million Ivanhoe Mines shares at $8.51 per share from the exercise of the remaining Series B Warrants; $379.3 million for 40.2 million Ivanhoe Mines shares priced at $9.43 per share from the Series C warrants; and C$2.5 million for 0.8 million anti-dilution warrants.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The increased level of ownership entitled Rio Tinto to nominate one additional director to the 14- member Ivanhoe Mines board, increasing to seven the total number of Ivanhoe Mines directors nominated by Rio Tinto. On July 14, 2011, Dan Larsen, Rio Tinto’s Controller and Global Head of Planning and Reporting, was appointed to the Ivanhoe Mines board. Howard Balloch, a director of Ivanhoe Mines since 2005, relinquished his position to enable Mr. Larsen’s nomination.
Including proceeds from the warrants, Rio Tinto’s combined investment in Ivanhoe Mines since October 2006 amounts to $3.5 billion through the purchase of shares, the exercise of warrants and a converted debt facility.
The maximum level of ownership interest in Ivanhoe Mines that Rio Tinto may achieve — through the exercise of its right to subscribe, from time to time, for additional Ivanhoe Mines shares and permitted open market purchases of common shares — is capped at 49% until the current standstill limitation expires on January 18, 2012.
Table: Present and potential Rio Tinto investments in Ivanhoe Mines and levels of ownership

	Investment	% interest
Item	(US$ billions)	in IVN
Total of Rio Tinto investments at June 30, 2011 (1)(2)	$3.5	46.5%
Subscription right (3)	Up to approx. $0.7	48.5%
3.7 million shares purchased in open market (4)	$0.1	49.0%
Total potential Rio Tinto investment	Up to approx. $4.3	49.0%
(before Interim Funding Facility)

1.
Includes $0.5 billion paid by Rio Tinto to Robert Friedland and Citibank. Rio Tinto purchased 10.0 million shares from Mr. Friedland at $25.34 per share and 10.0 million shares from Citibank at $25.34 per share and 1.5 million shares at $13.88 per share. Ivanhoe Mines did not receive any proceeds from the transactions.

2.	Based on 710.3 million shares outstanding as of June 30, 2011.

3.
Rio Tinto is not required to exercise its subscription right, in which case there may be no proceeds from the subscription right. The exercise price of the subscription right will be based on the prevailing market price at the time of exercise. For example, up to approximately $0.7 billion of proceeds assumes a $25.00 per share exercise price on all shares issuable under the subscription right.

4.
If acquired, the per-share purchase price will be based on the prevailing market price at the time of acquisition. For example, $0.1 billion assumes a $25.00 per share purchase price on all 3.7 million shares. Ivanhoe Mines will not receive any proceeds from the transactions.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Arbitration update
The arbitration proceeding between Ivanhoe Mines and Rio Tinto regarding Ivanhoe Mines’ Shareholders’ Rights Plan resumed during June 2011 following the expiry of a six-month suspension that was agreed upon by the companies as part of the Heads of Agreement signed in December 2010.
Ivanhoe Mines is confident that the rights plan, overwhelmingly supported by 95% of the votes cast by its minority shareholders more than a year ago, is not in breach of any of Rio Tinto’s existing contractual rights. Ivanhoe Mines is committed to vigorously protecting the rights of all of its shareholders and has received very strong support from institutional shareholders for its insistence that all shareholders be treated fairly during any takeover bid.
Ivanhoe Mines submitted a statement of defence in October 2010 that rejected Rio Tinto’s claim and also filed a counter-claim contending that Rio Tinto had breached certain covenants in its October 2006 private placement agreement with Ivanhoe Mines. Rio Tinto has filed a statement of defence to the Ivanhoe Mines counterclaim.
Ivanhoe Mines received proceeds of $103 million from Monywa Trust
In early August 2011, Ivanhoe Mines received $103 million as payment for a promissory note from the Monywa Trust.
Ivanhoe Mines transferred the ownership of its former 50% interest in the Monywa Project to the independent, third-party Monywa Trust in February 2007. In exchange for the interest, the Monywa Trust issued an unsecured, non-interest-bearing promissory note to an Ivanhoe Mines subsidiary.
Ivanhoe Mines has held no interest in the Monywa Project, and has had no involvement with the administration and operation of the Monywa Project, since 2007.
After acquiring Ivanhoe Mines’ former interest in the Monywa Project, the independent trustee engaged an independent service provider to help the Trust identify potential buyers. Ivanhoe Mines had no involvement in discussions between the Monywa Trust and its service provider or with potential purchasers or with the ultimate sale of the interest in July 2011.
B. DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.
During 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project has disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. Ivanhoe Mines is committed to collecting the full amount of the fifth annual contingent payment and has included the total estimated amount of $22.1 million in accounts receivable as at June 30, 2011. In 2010, Ivanhoe Mines initiated arbitration proceedings by filing a Request for Arbitration with the ICC International Court of Arbitration (ICC). In January 2011, the ICC determined that the location of arbitration is Sydney, Australia, and that the matter will be submitted to a sole arbitrator. The arbitration hearing is scheduled to occur in December 2011.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale of the Savage River Project.
C. ADMINISTRATIVE AND OTHER
General and administrative costs. General and administrative costs in Q2’11 were $19.5 million, an increase of $4.8 million from Q2’10 ($14.7 million). The increase was primarily due to a $5.7 million increase in non-cash expenses in relation to stock options expense over Q2’10.
Interest income. Interest income in Q2’11 of $4.9 million was $2.4 million higher than Q2’10 ($2.5 million). The increase is largely attributable to a $1.9 million increase in interest income from Ivanhoe Australia. Ivanhoe Australia’s cash balance has increased from Q2’10 as a result of its September 2010 rights offering.
Interest expense. Interest expense in Q2’11 of $3.3 million was $5.0 million lower than Q2’10 ($8.3 million). Included in interest expense is $2.8 million (Q2’10 — $4.9 million) in interest incurred by SouthGobi on the convertible debenture issued to CIC. The Q2’10 balance also included $3.0 million incurred by Ivanhoe Mines on the Rio Tinto convertible credit facility which was converted in September 2010.
Foreign exchange gains. The $2.3 million foreign exchange gain during Q2’11 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange gain was unrealized at June 30, 2011.
Share of income of significantly influenced investees. The $44.8 million share of income of significantly influenced investees in Q2’11 represents Ivanhoe Mines’ share of Exco Resources N.L.’s income ($45.7 million) net of Ivanhoe Mines’ share of Altynalmas Gold’s loss ($0.9 million).
Change in fair value of embedded derivatives. The $70.4 million change in fair value of embedded derivatives relates to the Q2’11 change in fair value of the SouthGobi CIC convertible debenture’s embedded derivative liability.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Operating activities. The $119.4 million of cash used in operating activities in Q2’11 primarily was the result of $59.3 million in cash exploration expenditures, $11.3 million in cash general and administrative expenditures and a $60.5 million change in non-cash operating working capital.
Investing activities. The $679.7 million of cash used in investing activities in Q2’11 included $601.6 million used in property, plant and equipment purchases mainly relating to Oyu Tolgoi ($519.9 million) and Ovoot Tolgoi ($79.5 million). Also included in investing activities was the purchase by Oyu Tolgoi LLC of the $100.0 million tax prepayment. Offsetting these investments was $23.1 million received on the redemption of other short-term investments.
Financing activities. The $500.2 million in cash provided by financing activities mainly was attributable to $501.6 million received in June 2011 upon Rio Tinto exercising its warrants.
Liquidity and capital resources
At June 30, 2011, Ivanhoe Mines’ consolidated working capital was $1.4 billion, including cash and cash equivalents of $1.6 billion, compared with working capital of $444.4 million and cash and cash equivalents of $1.3 billion at December 31, 2010. Included in the June 30, 2011, cash and cash equivalents balance of $1.6 billion was $282.7 million of SouthGobi’s cash and cash equivalents and $94.5 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.
As at August 12, 2011, Ivanhoe Mines’ consolidated cash position was approximately $1.3 billion. Ivanhoe Mines, based on its current cash position, the value of investments in publicly-traded subsidiaries and the availability of an interim credit facility with Rio Tinto, believes that its existing funds should be sufficient to fund its minimum obligations, including general corporate activities, for at least the next 12 months.
Ivanhoe Mines, Rio Tinto, a core lending group and their advisers are working together to finalize an approximate $4.0 billion project-finance facility for the Oyu Tolgoi Project; their objective is to sign loan documentation by the end of this year.
The initial core lending group of Mandated Lead Arrangers is comprised of European Bank for Reconstruction and Development, International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered Bank. USExim Bank — together with its adviser, Standard Bank — MIGA and EFIC recently joined the lender group and have commenced their due diligence process with a view to supporting the financing.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Recent meetings with lenders also were attended by Erdenes MGL LLC (the Mongolian state-owned shareholder that owns 34% of Oyu Tolgoi LLC) and representatives from Oyu Tolgoi LLC.
A term sheet outlining the main terms and conditions common to all lenders is well advanced. Lenders have built a financial model and are expected to finalize their technical, marketing, financial, legal, insurance, environmental and social due diligence later this year. When loan documentation is agreed upon and signed, drawdowns will be subject to conditions precedent currently being negotiated.
Prior to first drawdown, it is expected that Ivanhoe Mines may utilize a $1.8 billion interim funding facility to be provided by Rio Tinto as bridge financing. This facility will be repaid from the first drawdown of the project finance facility.
Final terms of a third-party project-finance facility for the Oyu Tolgoi Project remain subject to the approval of the Oyu Tolgoi LLC Board of Directors, the Ivanhoe Mines Board of Directors and the joint Ivanhoe Mines-Rio Tinto Technical Committee.
Carrying out the development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which Ivanhoe Mines holds interests depends upon Ivanhoe Mines’ ability to obtain financing through capital markets, sales of non-core assets or other means. Ivanhoe Mines expects to be able to meet its minimum obligations from its existing financial resources, but these funds will not be sufficient to meet all anticipated development expenditure requirements. The terms of the Oyu Tolgoi Investment Agreement obligate Ivanhoe Mines to obtain, within two years of the agreement’s Effective Date, project financing sufficient to complete the development activities necessary to establish commercial production. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force Ivanhoe Mines to raise funds from alternative sources on less favourable terms.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Financial instruments
The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	June 30,		December 31,
	2011		2010
	Carrying	Fair	Carrying	Fair
(Stated in $000’s of dollars)	Amount	Value	Amount	Value

Financial Assets
Held-for-trading
Short-term investments	15,003	15,003	98,373	98,373
Long-term investments	9,926	9,926	10,235	10,235
Other long-term investments	92,152	92,152	74,936	74,936
Available-for-sale
Long-term investments	95,893	95,893	103,431	103,431
Other long-term investments	213,969	213,969	116,880	116,880
Cost method
Long-term investments	17,162	17,162	20,534	20,534
Loans and receivables
Accounts receivable	100,267	100,267	65,741	65,741

Investments in companies subject to significant influence
Long-term investments	68,922	165,170	16,991	145,981

Financial Liabilities
Accounts payable and accrued liabilities	393,274	393,274	260,528	260,528
Amounts due under credit facilities	57,836	57,836	54,695	54,695
CIC convertible credit facility debt host contract and interest payable	97,719	97,719	99,719	99,719

Derivatives
Rights offering derivative liability	—	—	766,238	766,238
CIC convertible credit facility embedded derivative liability	121,236	121,236	154,877	154,877
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, the Mongolian Treasury Bill and tax prepayment and long-term Money Market instruments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The fair value of the rights offering derivative liability was determined by reference to published market quotations, which may not be reflective of future value.
The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability, which was determined using a Monte Carlo simulation valuation model.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Stated in $000’s of dollars)	2011	2010	2011	2010
Unrealized gains (losses) on long-term investments	$3,453	$(4,509)	$(309)	$(5,212)
Unrealized gains on other long-term investments	1,007	789	1,395	1,509
Change in fair value of derivative	—	—	(432,536)	—
Change in fair value of embedded derivatives	70,422	72,233	33,641	70,861
The consolidated statement of accumulated other comprehensive income includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Stated in $000’s of dollars)	2011	2010	2011	2010
Changes in fair value of long-term investments	$(61,149)	$(16,335)	$(8,141)	$(12,439)
Changes in fair value of other long-term investments	(6,738)	(14,327)	(4,918)	(13,242)
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest-rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities. Interest-rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SHARE CAPITAL
At August 12, 2011, the Company had a total of:
•	710.6 million common shares outstanding.
•
19.7 million incentive stock options outstanding, with a weighted average exercise price of C$12.00 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share.

OUTLOOK
The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.
Ivanhoe Mines’ financial performance and its ability to advance its future operations and development plans are heavily dependent on availability of funding, base and precious metal prices, coal prices and foreign exchange rates. Volatility in these markets continues to be unusually high. Accordingly, given the high volatility of commodity prices, it is difficult to forecast commodity prices or customer demand for Ivanhoe Mines’ products.
Commodity prices and 2011 production
Commodity prices are a key driver of Ivanhoe Mines’ future earnings and current prices are well above historic averages. Although Ivanhoe Mines is concerned about current global economic conditions, particularly in the United States and Europe, it believes that, over the longer term, as China and India continue to industrialize, those two economies will continue to be major positive factors in the future demand for Ivanhoe Mines’ commodities. Ivanhoe Mines believes that the long-term price environment for the products that it produces and sells remains favourable.
Copper prices currently are trading approximately 30% higher than 2010 average prices. Partly offsetting the higher commodity prices is a stronger Mongolian Tugrik, which to date in 2011 is averaging approximately MNT1,241 against the US dollar compared with MNT1,356 against the US dollar in 2010.
It is difficult to reliably forecast commodity prices and customer demand for Ivanhoe Mines’ products; however, Ivanhoe Mines’ sales and marketing efforts continue to provide positive results. To date. SouthGobi has signed contracts with seven major customers to purchase coal in Q3’11. SouthGobi anticipates the overall average realized sales price in Q3’11 to be similar to that achieved in Q2’11. Assuming various contracts are performed and the Mongolian-China border remains efficient, SouthGobi expects sale volumes for Q3’11 to be in the range of 1.2 million tonnes to 1.6 million tonnes.
Capital expenditures
Ivanhoe Mines continues to review its capital spending in light of current market conditions.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In December 2010, Ivanhoe Mines approved a $2.3 billion capital budget for 2011 for what is proving to be the peak year of construction activity on the first phase of the Oyu Tolgoi copper-gold project.
Approval of the budget by the Ivanhoe Mines Board of Directors followed earlier full approval of the 100,000-tonne-per-day project by the Ivanhoe Mines-Rio Tinto joint Technical Committee, which is overseeing the Oyu Tolgoi Project, and the Board of Directors of Oyu Tolgoi LLC.
The 2011 project budget was approved after the Boards of Directors of Ivanhoe Mines and Oyu Tolgoi LLC, the shareholders of Oyu Tolgoi LLC and the joint Technical Committee reviewed current estimates of projected capital requirements through to project completion. The reviews included cash requirements from January 1, 2011, for the completion of the Southern Oyu open-pit mine; completion of the 100,000-tonne-per-day concentrator; and advancing construction on elements of the Hugo North underground mine, including the Shaft #2 headframe, sinking of Shaft #2, completion of final design and ongoing development of the underground mine.
Total capital required for phase one from January 1, 2011, to the start of commissioning of the ore processing plant is projected to be $3.5 billion. This includes approximately $2.9 billion to complete construction of the Southern Oyu open-pit mine, processing plant and essential infrastructure, including electrical transmission lines, water, roads, a paved airport runway and Mongolian-designed passenger terminal; it also includes taxes and continued underground development of the phase-two Hugo North mine.
Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project and the commencement of commercial production is expected to total approximately $4.5 billion.
The 2011-2013 estimate of $4.5 billion includes approximately $550 million in remaining contingencies and escalation allowances although no provision has been made for foreign exchange variances or cost increases on construction commitments that may be incurred.
Corporate development activities
The Company, through its Office of the CEO, is continuing to lead Ivanhoe Mines’ assessment of potential strategic initiatives and directing any necessary negotiations to create and enhance value for shareholders. This could include, and is not limited to, initiatives related to the Company’s subsidiary interests.
The Company has provided Rio Tinto with an ability to acquire up to 49% of the outstanding shares of Ivanhoe Mines until the expiry of the standstill limitation on January 18, 2012. In addition, the Company has implemented a Shareholders’ Rights Plan that seeks to ensure that all shareholders are treated fairly in any transaction involving a change in control of Ivanhoe Mines and that all shareholders have an equal opportunity to participate in the benefits of a take-over bid. Unless re-confirmed by shareholders at the 2013 annual general meeting, the Plan will terminate upon the conclusion of that meeting.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Other information
The Company is actively involved in advancing several other projects. These activities are ongoing in 2011, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its integration of the Osborne Complex, its activities on its Cloncurry tenements and its Tennant Creek joint-venture; and Altynalmas Gold and its drilling program at the Kyzyl Gold Project. SouthGobi has sufficient funds to advance its operations and development plans for 2011. Ivanhoe Australia believes that its existing funds should be sufficient to fund its minimum obligations; however, it may need additional funds, or may seek to develop opportunities that will require it to raise additional capital from equity or debt sources in the future. Ivanhoe Mines owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.
Exchange Rates
The sale of Ivanhoe Mines’ coal products are denominated in US dollars, while a significant portion of its expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on its operating margins, unless such fluctuations are offset by related changes to commodity prices.
Ivanhoe Mines holds a portion of its cash resources in currencies other than the US$. Ivanhoe Mines expects to incur future expenditures in currencies other than the US$, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.
OFF-BALANCE-SHEET ARRANGEMENTS
During the three months ended June 30, 2011, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
As at June 30, 2011, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2010.
CHANGES IN ACCOUNTING POLICIES
In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques to be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance requiring a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2010.
RECENT ACCOUNTING PRONOUNCEMENTS
In May 2011, the ASC guidance for fair value measurement and disclosure was updated to clarify the Financial Accounting Standards Board’s intent on current guidance, modify and change certain guidance and principles, and expand disclosures concerning Level 3 fair value measurements in the fair value hierarchy (including quantitative information about significant unobservable inputs within Level 3 of the fair value hierarchy). In addition, the updated guidance requires disclosure of the fair value hierarchy for assets and liabilities not measured at fair value in the statement of financial position, but whose fair value is required to be disclosed. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company does not expect the updated guidance to have a material impact on its financial position or results of operations.
In June 2011, the ASC guidance on presentation of comprehensive income was updated to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The updated guidance requires an entity to present the components of net income and other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This update eliminates the option to present the components of other comprehensive income as part of the statement of equity, but does not change the items that must be reported in other comprehensive income. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2012. The Company is in the process of assessing which presentation choice it will adopt.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, “Acceptable Accounting Principles and Auditing Standards” (NI 52-107) which permits Canadian public companies that are also SEC registrants the option to prepare their financial statements in accordance with US GAAP. Under NI 52-107 there will be no requirement to provide a reconciliation of the US GAAP financial statements to IFRS. Consequently, Ivanhoe Mines was not required to convert to IFRS effective January 1, 2011.
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2010.
RELATED-PARTY TRANSACTIONS
The following tables summarize transactions with related parties which were primarily incurred by Ivanhoe Mines on a cost-recovery basis with a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is a partner of. The tables summarize related party transactions by related party and by type:

	Three Months Ended June 30,		Six Month Ended June 30,
(Stated in $000’s of U.S. dollars)	2011	2010	2011	2010
Rio Tinto plc (a)	$16,742	$2,558	$27,797	$4,931
Global Mining Management Corporation (b)	2,648	2,306	5,307	5,065
Ivanhoe Capital Aviation LLC (c)	1,710	1,934	3,446	3,194
Fognani & Faught, PLLC (d)	418	119	421	119
Ivanhoe Capital Corporation (e)	86	42	150	116
Ivanhoe Capital Services Ltd. (f)	249	172	507	318

	$21,853	$7,131	$37,628	$13,743

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

	Three Months Ended June 30,		Six Month Ended June 30,
	2011	2010	2011	2010
Development and exploration	$16,742	$2,558	$27,797	$4,931
Salaries and benefits	2,023	1,783	4,226	4,028
Travel (including aircraft rental)	1,710	1,934	3,446	3,194
Office and administrative	960	737	1,738	1,471
Legal	418	119	421	119

	$21,853	$7,131	$37,628	$13,743

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Accounts receivable and accounts payable at June 30, 2011, included $1.1 million and $12.5 million, respectively (December 31, 2010 — $2.1 million and $8.7 million, respectively), which were due from/to a company affiliated with Ivanhoe Mines, companies related by way of directors or shareholders in common or a legal firm which an officer of a subsidiary of the Company is a partner of.
(a)
Rio Tinto owns 46.5% of Ivanhoe Mines. Rio Tinto provides services for the Oyu Tolgoi Project on a cost-recovery basis. At as June 30, 2011, $31.7 million (December 31, 2010 — $14.0 million) in payables to Rio Tinto have been classified as non-current. Payments of these amounts have been deferred until Ivanhoe Mines reaches certain production milestones at the Oyu Tolgoi Project.

In addition, Rio Tinto exercised its remaining Ivanhoe Mines warrants in Q2’11. This is detailed in the “Other Developments” section.
(b)
Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting and other office services to the Company on a cost-recovery basis.

(c)
Ivanhoe Capital Aviation LLC (Aviation) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. Aviation operates aircraft which are rented by the Company on a cost-recovery basis.

(d)	An officer of a subsidiary of the Company is associated with Fognani & Faught, PLLC, a legal firm that provides legal services to Ivanhoe Mines.
(e)
Ivanhoe Capital Corporation (ICC) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. ICC provides administration and other office services out of London, England on a cost-recovery basis.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
(f)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100%-owned by the Company’s Founder and Chief Executive Officer. ICS provides management services out of Singapore on a cost-recovery basis.
Ivanhoe Mines has a 50% interest in Altynalmas Gold. During Q2’11, Ivanhoe Mines recognized $0.9 million (Q2’10 — $0.7 million) in interest income on its shareholder loan balance with Altynalmas Gold.
The Company’s Founder and Chief Executive Officer has an interest in Ivanplats Limited (Ivanplats) (formerly Ivanhoe Nickel and Platinum Ltd). As at June 30, 2011, Ivanhoe Mines held 8.8% of Ivanplats issued and outstanding shares.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended June 30, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSON
Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi Project was prepared under the supervision of Stephen Torr, P. Geo, an employee of Ivanhoe Mines and a “qualified person” as that term is defined in NI 43-101.
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2010, and other continuous disclosure documents filed by the Company since January 1, 2011, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the schedule for carrying out and completing construction of the Oyu Tolgoi Project; the expansion of throughput capacity of the concentrator, and the progress of construction of the primary crusher, tailings-thickening ponds and Shaft #2 at the Oyu Tolgoi Project; the timing of replacing the construction fleet with a mining fleet at the Oyu Tolgoi Project; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the estimated schedule to bring the Oyu Tolgoi Project into commercial production; statements related to the anticipated capital costs of the Oyu Tolgoi Project; the anticipated return to the original infrastructure progress timing and a conclusion to the competitive bidding process for main infrastructure works; the expected timing of production from the first lift of the Hugo North block-cave mine; possible expansion scenarios for the Oyu Tolgoi Project; the expected timing of construction of the electrical transmission power line from the Oyu Tolgoi Project to the Chinese border; the timing and outcome of discussions between the Mongolian and Chinese

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
governments regarding importing electrical power from China; the progress of the electrical power transmission line within Mongolia; the development of alternative power generation arrangements relating to the Oyu Tolgoi Project if a timely agreement to secure electrical power from China is not secured by the Mongolian Government; the schedule of receipt of permits from the Mongolian Government relating to land use, permanent airport and roads; contract negotiations and expected markets for concentrate produced at the Oyu Tolgoi Project; initial production estimates; the commencement of construction of the water pipeline and paved road to the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project and the timing of such commitments; implementation of the Oyu Tolgoi Project’s training and development strategy; statements concerning mineralization potential and planned drilling activities at Ulaan Khud North; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; the elements of SouthGobi’s planned exploration program for 2011; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the anticipated timing of payback of capital invested in the Ovoot Tolgoi Coal Project; the statements concerning the timing of commencement of commercial operation and operating capacity of the Ceke to Linhe railway line; the statements concerning the expected timing of construction and the intended capacity of the planned paved highway from Ovoot Tolgoi to the Mongolia-China border; the statements concerning the timing of the expected completion of the Ovoot Tolgoi coal-handling facility by mid-2012; the statements concerning SouthGobi’s expected coal sales and prices in Q3’11; the statements concerning the timing of the Merlin pre-feasibility study; the statements concerning the development and construction of the Merlin Project; the statements concerning the anticipated timing of the copper-gold study; the statements concerning the anticipated timing of the Mount Dore preliminary economic assessment and the Mount Elliott scoping study; timing of receipt of expected proceeds from Exco’s sale of Cloncurry Copper Project; the statements that Altynalmas Gold’s definitive feasibility study is expected to be completed in Q4’11 and that it will commence construction during 2011 on a roasting plant to process refractory ore; planned drilling on the Bakyrchik Mining Lease and the surrounding exploration licence; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto and the intended use of such funds; Ivanhoe Mines’ position that its Shareholders’ Rights Plan is not in breach of Rio Tinto’s existing contractual rights; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; statements concerning global economic expectations and future demand for commodities; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Form 52-109F2

Certification of interim filings — full certificate
I, Robert Friedland, Chief Executive Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended June 30, 2011.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2011 and ended on June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: 12 August 2011

/s/ R. Friedland Robert Friedland
Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2
Certification of interim filings — full certificate
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended June 30, 2011.
2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A
6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2011 and ended on June 30, 2011 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: 12 August 2011

/s/ T. Giardini Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 12, 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary